EXHIBIT 99.1
CIRCULAR DATED 10 APRIL 2006
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should consult your legal, financial, tax or other professional adviser immediately.
If you have sold or transferred all your shares in the capital of MediaRing Ltd (the “Company”), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the enclosed Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.
The Singapore Exchange Securities Trading Limited assumes no responsibility for the accuracy of any statements made, opinions expressed or reports contained in this Circular.
MEDIARING LTD
(Incorporated in the Republic of Singapore)
(Company Registration No. 199304568R)
CIRCULAR TO SHAREHOLDERS
in relation to
I.	THE PROPOSED VOLUNTARY CONDITIONAL GENERAL OFFER FOR PACIFIC INTERNET LIMITED (THE “OFFER”)
II.	THE RENOUNCEABLE NON-UNDERWRITTEN RIGHTS ISSUE OF UP TO 245,620,591 NEW ORDINARY SHARES IN THE CAPITAL OF MEDIARING (THE “RIGHTS SHARES”) AT AN ISSUE PRICE OF S$0.16 FOR EACH RIGHTS SHARE, ON THE BASIS OF ONE (1) RIGHTS SHARE FOR EVERY FOUR (4) EXISTING ORDINARY SHARES IN THE CAPITAL OF MEDIARING HELD BY THE SHAREHOLDERS OF MEDIARING AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED (THE “RIGHTS ISSUE”)
(COLLECTIVELY, THE “PROPOSED TRANSACTIONS”)
Financial Adviser in relation to the Offer and Manager in relation to the Rights Issue
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201862K)

IMPORTANT DATES AND TIMES:-

Last date and time for lodgement of Proxy Form	:	24 April 2006 at 3.30 p.m.

Date and time of Extraordinary General Meeting	:	26 April 2006 at 3.30 p.m., (or as soon as practicable after the conclusion of the Extraordinary General Meeting to be held at the same place and on the same day at 3.00 p.m.)

Place of Extraordinary General Meeting	:	Singapore Post Centre, 10 Eunos Road 8, #05-30, The Pavilion (Theatrette), Singapore 408600

DEFINITIONS
In this Circular, the following definitions apply throughout unless the context otherwise requires or otherwise stated:

“ACRA”	:	Accounting and Corporate Regulatory Authority of Singapore

“Announcement Date”	:	27 February 2006, being the date of the Pre-Conditional Offer Announcement

“ARE”	:	Application and acceptance form for Rights Shares and excess Rights Shares, to be issued to Entitled Depositors in respect of their provisional allotments of Rights Entitlements under the Rights Issue

“ARS”	:	Application and acceptance form for Rights Shares to be issued to purchasers of provisional allotments of the Rights Entitlements under the Rights Issue traded on the SGX-ST through the book-entry (scripless) settlement system

“ATM”	:	Automated teller machine of a Participating Bank

“Books Closure Date”	:	Time and date, to be determined by the Directors, at and on which the Register of Members and the Transfer Books of the Company will be closed to determine the Rights Entitlements of MediaRing Shareholders

“Business Day”	:	A day (other than a Saturday or Sunday) on which commercial banks and CDP are open for business in Singapore and the SGX-ST is open for trading of securities

“CDP”	:	The Central Depository (Pte) Limited

“Closing Date”	:	Time and date to be determined by the Directors, being the last time and date for acceptance and/or excess application and payment, and renunciation and payment of the Rights Shares under the Rights Issue through CDP or the Share Registrar; or time and date to be determined by the Directors, being the last time and date for acceptance and/or excess application and payment of the Rights Shares under the Rights Issue through an ATM of a Participating Bank

“Companies Act”	:	Companies Act, Chapter 50 of Singapore, as amended or modified from time to time

“Company” or “MediaRing”	:	MediaRing Ltd

“Concert Parties”	:	Any party acting or deemed to be acting in concert (as defined in the Singapore Code) with MediaRing in connection with the Offer

“CPF”	:	Central Provident Fund

“Cut-Off Date”	:	31 May 2006 or such later date as MediaRing may determine in consultation with the SIC

“Directors”	:	Directors of MediaRing as at the date of this Circular

“EGM”	:	Extraordinary General Meeting of MediaRing to be held on 26 April 2006, notice of which is set out on page 75 of this Circular

“Entitled Depositors”	:	Singapore Registered Shareholders with MediaRing Shares entered against their names in the Depository Register maintained by CDP

“EPS”	:	Earnings per share

“ESOS”	:	The 1999 MediaRing Employees’ Share Option Scheme and 1999 MediaRing Employees’ Share Option Scheme II, as may be amended, supplemented or modified from time to time

“Exercisable Share Options”	:	Outstanding employee share options granted pursuant to the ESOS to subscribe for an aggregate of 74,563,588 Shares, which are exercisable up to 31 May 2006. For the avoidance of doubt, Exercisable Share Options excludes the outstanding employee share options granted under the ESOS to subscribe for an aggregate of 17,514,276 MediaRing Shares, which are only exercisable after 31 May 2006

“Financial Adviser”, “Manager” or “UOB Asia”	:	UOB Asia Limited

“Foreign Shareholders”	:	MediaRing Shareholders with registered addresses outside of Singapore as at the Books Closure Date and who have not, at least five (5) Market Days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, addresses in Singapore for the service of notices and documents

“Full Acceptance”	:	Valid acceptances for all the Offer Shares

“FY”	:	Financial year ended or ending 31 December

“IDA”	:	The Info-Communications Development Authority of Singapore

“Latest Practicable Date”	:	17 March 2006, being the latest practicable date prior to the printing of this Circular

“Listing Manual”	:	Listing manual of the SGX-ST

“Market Day”	:	A day on which the SGX-ST is open for trading of securities

“MediaRing Group”	:	MediaRing, its subsidiaries and associated company

“MediaRing Shareholders”	:	Registered holders of MediaRing Shares, except that where the registered holder is CDP, the term “MediaRing Shareholders” shall, in relation to such MediaRing Shares, mean the persons named as Depositors in the Depository Register and whose Securities Accounts are credited with the MediaRing Shares

“MediaRing Shares”	:	Ordinary shares in the capital of MediaRing

“NASDAQ”	:	The National Association of Securities Dealers Automated Quotations

“NAV”	:	Net asset value

“NTA”	:	Net tangible assets

“Offer”	:	Proposed voluntary conditional general offer by MediaRing to acquire the Offer Shares, including, where the context admits, any extension or revision thereof as the Directors may approve

“Offer Document”	:	Formal offer document to be despatched to PacNet Shareholders, containing the terms and conditions of the Offer

“Offer Price”	:	Offer price for the PacNet Shares as defined in Section 2.2.1 of this Circular

“Offer Shares”	:	PacNet Shares to which the Offer relates, as more particularly described in Section 1.1 of this Circular

“OIS”	:	The offer information statement to be issued by the Company in connection with the Rights Issue, together with the ARE, ARS and all other accompanying documents

“Participating Banks”	:	United Overseas Bank and its subsidiary Far Eastern Bank (“UOB”), DBS Bank Ltd (including POSB) (“DBS”) and Oversea-Chinese Banking Corporation Limited (“OCBC”)

“PacNet”	:	Pacific Internet Limited

“PacNet Acquisitions”	:	Acquisitions of PacNet Shares (other than PacNet Shares held by MediaRing or its related corporations or their respective nominees) whether pursuant to the Offer or otherwise, during the offer period in respect of the proposed Offer or thereafter, including without limitation, by way of on-market or off-market acquisitions, and exercise of the right (if any) to compulsorily acquire those Offer Shares not acquired by MediaRing pursuant to the Offer under Section 215 of the Companies Act

“PacNet FY 2005 Financial Information”	:	Unaudited consolidated financial information of PacNet Group for the financial year ended 31 December 2005 filed by PacNet with SEC on 14 February 2006

“PacNet Group”	:	PacNet, its subsidiaries and associated companies

“PacNet Options”	:	Share options granted to employees of PacNet under the PacNet 1999 Share Option Plan

“PacNet Shareholders”	:	Holders of PacNet Shares

“PacNet Shares”	:	Ordinary shares in the capital of PacNet

“PacNet 1999 Share Option Plan”	:	The 1999 Share Option Plan implemented by PacNet in November 1999

“Pre-Conditional Offer”	:	The pre-conditional voluntary general offer announced by MediaRing on 27 February 2006 in relation to the Company’s intention to make the proposed Offer, subject to the satisfaction or waiver (as applicable) of the Pre-Conditions

“Pre-Conditional Offer Announcement”	:	Announcement in connection with the Pre-Conditional Offer dated 27 February 2006 released by UOB Asia, for and on behalf of MediaRing, and filed with the SEC pursuant to a Tender Offer Statement on Schedule TO

“Pre-Conditional Offer and Rights Issue Announcement”	:	Announcement in connection with the Pre-Conditional Offer and Rights Issue dated 27 February 2006 made by the Company and filed with the SGX-ST

“Pre-Conditional Offer and Rights Issue Announcement Date”	:	27 February 2006, being the date on which the Company made the Pre-Conditional Offer and Rights Issue Announcement

“Pre-Conditions”	:	Pre-conditions to the making of the Offer as set out in the Pre-Conditional Offer Announcement, and reproduced in Appendix 2 to this Circular

“Record Date”	:	In relation to any dividends, rights, allotments or other distributions, the date as at the close of business (or such other time as may have been notified by the Company) on which the MediaRing Shareholders must be registered with the Company or with CDP in order to participate in such dividends, rights, allotments or other distributions

“Rights Entitlements”	:	Provisional allotments of Rights Shares

“Rights Issue”	:	The proposed renounceable non-underwritten rights issue by the Company of up to 245,620,591 Rights Shares at an issue price of S$0.16 for each Rights Share (assuming all Exercisable Share Options have been exercised and all Shares issued pursuant to such exercise), on the basis of one (1) Rights Share for every four (4) existing MediaRing Shares held by MediaRing Shareholders as at the Books Closure Date, fractional entitlements to be disregarded

“Rights Shares”	:	Up to 245,620,591 new MediaRing Shares to be allotted and issued by the Company pursuant to the Rights Issue

“SEC”	:	United States Securities and Exchange Commission

“Securities Account”	:	A securities account maintained by a Depositor with CDP, but does not include a securities sub-account maintained with a Depository Agent

“SFA”	:	The Securities and Futures Act (Chapter 289) of Singapore, as amended or modified from time to time

“SGX-ST”	:	Singapore Exchange Securities Trading Limited

“Share Registrar”	:	Lim Associates (Pte) Ltd

“SIC”	:	Securities Industry Council of Singapore

“Singapore Code”	:	The Singapore Code on Take-overs and Mergers, as amended or modified from time to time

“Singapore Registered Shareholders”	:	MediaRing Shareholders as at the Books Closure Date whose registered addresses with CDP or the Company, as the case may be, are in Singapore or who have, at least five (5) Market Days prior to the Books Closure Date, provided to CDP or the Company, as the case may be, addresses in Singapore for the service of notices and documents

“S$” or “$” and “cents”	:	Singapore dollars and cents, respectively

“Tender Offer Guidelines”	:	Advisory Guidelines Governing Tender Offer Process under Section 10 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005

“Undertaking”	:	The irrevocable undertaking dated 27 February 2006 given by the Undertaking Shareholder to the Company to subscribe for Rights Shares, as described under Section 3.5 of this Circular

“Undertaking Shareholder”	:	Venture One Finance Limited

“U.S.”	:	United States of America

“U.S. Securities Act”	:	U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“U.S. Securities Exchange Act ”	:	U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“US$” and “US Cents”	:	United States dollars and cents respectively

“45.14% Acceptance”	:	Valid acceptances for such number of Offer Shares which will result in MediaRing and its Concert Parties (taking into account the PacNet Shares owned by MediaRing) owning 50% plus one (1) PacNet Share of the issued share capital of PacNet as at the close of the Offer (which is more than the minimum level of acceptances sufficient to make the Offer unconditional as to acceptances)

“%” or “per cent.”	:	Per centum or percentage
The terms “Depositor”, “Depository Agent” and “Depository Register” shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.
Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.
Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act, the Singapore Code or the Listing Manual or any modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act, the Singapore Code or the Listing Manual or any modification thereof, as the case may be, unless otherwise provided.
Any reference to a time of day in this Circular is a reference to Singapore time.
Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

MEDIARING LTD
(Incorporated in the Republic of Singapore)
(Company Registration No. 199304568R)

Directors	Registered Office

Walter J Sousa	750A Chai Chee Road
Khaw Kheng Joo	#05-01 Technopark @ Chai Chee
Koh Boon Hwee	Singapore 469001
Thomas Henrik Zilliacus
Sin Hang Boon
Eileen Tay-Tan Bee Kiew	10 April 2006

To : The Shareholders of MediaRing Ltd

Dear Sir/Madam
I.	THE PROPOSED VOLUNTARY CONDITIONAL GENERAL OFFER FOR PACIFIC INTERNET LIMITED (THE “OFFER”)

II.	THE RENOUNCEABLE NON-UNDERWRITTEN RIGHTS ISSUE OF UP TO 245,620,591 NEW ORDINARY SHARES IN THE CAPITAL OF MEDIARING (THE “RIGHTS SHARES”) AT AN ISSUE PRICE OF S$0.16 FOR EACH RIGHTS SHARE, ON THE BASIS OF ONE (1) RIGHTS SHARE FOR EVERY FOUR (4) EXISTING ORDINARY SHARES IN THE CAPITAL OF MEDIARING HELD BY THE SHAREHOLDERS OF MEDIARING AS AT THE BOOKS CLOSURE DATE, FRACTIONAL ENTITLEMENTS TO BE DISREGARDED (THE “RIGHTS ISSUE”)
(COLLECTIVELY, THE “PROPOSED TRANSACTIONS”)
1.	INTRODUCTION
1.1	The Proposed Transactions. On 27 February 2006, the Company, through UOB Asia, announced that, subject to the satisfaction or waiver (as applicable) of the Pre-Conditions as stated in Section 2.1 of this Circular, MediaRing intends to make a voluntary conditional general offer to acquire all the issued PacNet Shares, other than those already held by the Company, its related corporations or the respective nominees of the Company or its related corporations as at the close of the Offer (the “Offer Shares”). The Company currently owns 651,572 PacNet Shares as at the date of this Circular, representing approximately 4.86% based on 13,404,147 issued shares of PacNet as shown in the search conducted with the Accounting and Corporate Regulatory Authority of Singapore as at 30 March 2006.

An announcement in relation to the Pre-Conditional Offer and the Rights Issue was also made by the Company on 27 February 2006. As announced, the making of the Pre-Conditional Offer and the Rights Issue are subject to, inter alia, the approval of MediaRing Shareholders at a shareholders’ meeting to be convened.

On 28 March 2006, the SGX-ST granted in-principle approval for the listing of and quotation for the Rights Shares on the SGX-ST, subject to certain conditions, the details of which are set out in Section 3.3 of this Circular. The in-principle approval of the SGX-ST is not an indication of the merits of the Rights Shares, the Company, its subsidiaries or associated company. The SGX-ST assumes no responsibility for the correctness of any statements made or reports contained or opinions expressed in this Circular.

1.2	Pre-conditions to making of the Offer. Pursuant to Sub-section 10.8.1 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (“Competition Code”), the prior written approval of the IDA must be obtained in respect of the Company’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer, since the Offer, if made and if it becomes unconditional, would result in the Company holding an ownership interest in PacNet of 12% or more.

Under the Tender Offer Guidelines issued by the IDA, when a potential offeror intends to make a voluntary offer for shares in an offeree (being a licensee under the Competition Code), the potential offeror must announce a pre-conditional offer and the potential offeror and the offeree shall apply to the IDA for prior approval (the “IDA Approval”) before the potential offeror makes the voluntary offer.

Moreover, the Company is required to obtain the approval of its shareholders to implement and effect the Offer and possibly other governmental and regulatory authorisations in connection with the acquisition of PacNet Shares pursuant to the Offer. The Company intends to obtain the aforesaid approvals before it makes the Offer, and the Pre-Conditional Offer and Rights Issue Announcement was made by the Company with this intent. The Company has applied for the IDA Approval in relation to the consolidation which would result from the Offer, if it becomes unconditional. The Company intends to commence the Offer as soon as practicable after the foregoing approvals are obtained and the other conditions set out in the Appendix to the Pre-Conditional Offer Announcement, and reproduced in Appendix 2 of this Circular, are satisfied or waived, if applicable. Accordingly, all references to the Offer in the Pre-Conditional Offer Announcement refer to the possible Offer which will only be made if and when the Pre-Conditions are satisfied or waived, if applicable.

The Offer will not be made unless and until the Pre-Conditions are satisfied or waived, if applicable. Accordingly, all references to the Offer in this Circular refer to the possible Offer which will only be made if and when such Pre-Conditions are satisfied or, if applicable, waived.

1.3	Announcements. Copies of the announcements referred to in Section 1.1 above are available on the website of the SGX-ST at www.sgx.com.

1.4	MediaRing Shareholders’ Approval. As explained in Section 7 of this Circular, the PacNet Acquisitions (including the making and effecting of the Offer) would be considered a “Major Transaction” within the meaning of Rule 1013 of the Listing Manual, and is subject to the approval of the MediaRing Shareholders.

The Rights Issue is also subject to the approval of MediaRing’s Shareholders.

1.5	Circular. The purpose of this Circular is to provide MediaRing Shareholders with information relating to the proposed PacNet Acquisitions and the Rights Issue. The approval of MediaRing Shareholders for the PacNet Acquisitions (including the making and effecting of the Offer) and the Rights Issue will be sought at the EGM of MediaRing to be held at Singapore Post Centre, 10 Eunos Road 8, #05-30, The Pavilion (Theatrette), Singapore 408600 on 26 April 2006 at 3.30 p.m. (or as soon as practicable after the conclusion of the Extraordinary General Meeting to be held at the same place and on the same day at 3.00 p.m.).
2.	THE PACNET ACQUISITIONS

2.1	Pre-Conditions to making the Offer
2.1.1	Pre-Conditions. The making of the proposed Offer and the posting of the Offer Document will be subject to, and will only take place following, the satisfaction or waiver (if applicable) of the Pre-Conditions set out in Appendix 2 to this Circular.
The Pre-Conditions include:—

(a)	the MediaRing Shareholders having passed the necessary resolutions to approve, implement and effect the Offer, and the acquisition of any PacNet Shares pursuant to the Offer (including pursuant to any compulsory acquisition pursuant to Section 215 of the Companies Act) at a general meeting of the MediaRing Shareholders (or any adjournment thereof); and

(b)	all approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (the “Authorisations”) necessary or appropriate for or in connection with the Offer, the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet Group or any associated companies of PacNet (“PacNet Affiliates”) by MediaRing, and/or to carry on the business of any member of the PacNet Group or any PacNet Affiliate, including without limitation, the IDA Approval, from all governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) and including, without limitation, Relevant Authorities having jurisdiction over any member of the MediaRing Group or any of its associated companies (“MediaRing Affiliates”), and from persons or bodies with whom any member of the MediaRing Group or any MediaRing Affiliate or any member of the PacNet Group or any PacNet Affiliate has entered into contractual arrangements) (i) having been obtained; (ii) if such Authorisations are subject to conditions, the fulfilment prior to the Cut-off Date of all such conditions which are required to be fulfilled prior to the Cut-off Date; and (iii) such Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with.
If and when the Pre-Conditions are satisfied or waived, UOB Asia, for and on behalf of the Company, intends to announce the firm intention on the part of the Company to make the Offer (the “Offer Announcement”). In accordance with the requirements under the Singapore Code, the Offer Document will be despatched to the PacNet Shareholders not earlier than 14 days and not later than 21 days from the date of the Offer Announcement, if made. However, in the event that the Pre-Conditions are not satisfied or waived (as applicable) by the Company on or before the Cut-Off Date, the Offer will not be made and the Company, through UOB Asia, will issue an announcement as soon as reasonably practicable.
MediaRing reserves the right to waive in whole or in part any or all of the Pre-Conditions (other than (a) and (b) above, to the extent necessary for effecting the Offer).

2.2	The Offer

2.2.1	Offer Terms. Subject to the satisfaction or waiver (if applicable) of the Pre-Conditions, MediaRing intends to make the Offer for the Offer Shares, in accordance with Rule 15 of the Singapore Code and the U.S. Securities Exchange Act, and subject to the terms and conditions set out in the Offer Document to be issued by UOB Asia for and on behalf of MediaRing.

The Offer, if made, will be on the following basis:—

For each Offer Share: US$8.25 in cash (“Offer Price”)

The Offer Shares are to be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the Announcement Date and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the Announcement Date (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2005).

The Offer Shares may be held by a nominee company(ies) on behalf of MediaRing. MediaRing also reserves the right to transfer any of the Offer Shares to any of its related corporations.

2.2.2	Offer Shares. The Offer, if made, will be extended, on the same terms and conditions, including the same Offer Price, to:
(a)	all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Company in connection with the Offer (other than the Company, its related corporations or the respective nominees of the Company or its related corporations); and
(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the Offer of any PacNet Options to subscribe for new PacNet Shares granted under the PacNet 1999 Share Option Plan.
For the purpose of the Offer, the expression “Offer Shares” shall include all such PacNet Shares.

Under the Singapore Code, persons “acting in concert” with the Company in connection with the Offer, shall comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company, and shall be presumed to include, inter alia, the following unless the contrary is established:
(a)	the following companies:—
(i)	a company;

(ii)	the parent of (i);

(iii)	the subsidiaries of (i);

(iv)	the fellow subsidiaries of (i);

(v)	the associated companies of any of (i), (ii), (iii) or (iv); and

(vi)	companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);
(b)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c)	a company with any of its pension funds and employee share schemes; and

(d)	partners.
2.2.3	Conditional Offer. The Offer, if made, will be conditional upon the following:—
(a)	Minimum acceptance condition. MediaRing having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the PacNet Shares owned, controlled or agreed to be acquired by MediaRing and its Concert Parties (either before or during the Offer and pursuant to the Offer), will result in MediaRing and its Concert Parties holding such number of PacNet Shares carrying more than 50% of the voting rights attributable to the issued share capital of PacNet;

(b)	Conditions similar to Pre-Conditions. Conditions in terms substantially similar to the Pre-Conditions (subject to such modifications as may be required by MediaRing after prior consultation with the SIC); and

(c)	Other Conditions. Such other conditions as may be imposed by MediaRing after prior consultation with the SIC.
The conditions of the Offer will be set out in detail in the Offer Announcement, if made.

It is to be noted that under the U.S. Securities Exchange Act, the Company and its Concert Parties are not allowed to acquire any PacNet Shares after the release of the Pre-Conditional Offer Announcement other than pursuant to the Offer (if made) until the Offer expires or is terminated, as the case may be.

2.2.4	Options. Under the rules of the PacNet 1999 Share Option Plan, the PacNet Options are not freely transferable by the holders thereof. In view of this restriction, if the Offer is made, the Company will not make an offer to acquire the PacNet Options (although for the avoidance of doubt, the Offer, if made, will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). The Company will, however, in accordance with Rule 19 of the Singapore Code, make an appropriate offer or proposal to the holders of such PacNet Options, in the event the Offer is made.

2.2.5	Overseas PacNet Shareholders. If the Offer is made, the making of the Offer to PacNet Shareholders whose addresses are outside Singapore or the US as shown in the register of PacNet (“Overseas PacNet Shareholders”) may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas PacNet Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas PacNet Shareholders will be contained in the Offer Document, if the Offer is made.

2.2.6	Compulsory Acquisition and Intention to De-list. If MediaRing receives valid acceptances pursuant to the Offer (if made) in respect of not less than 90% of the Offer Shares, MediaRing presently intends to exercise its right under Section 215 of the Companies Act, to compulsorily acquire those Offer Shares not acquired by MediaRing pursuant to the Offer.

If the Offer is made and is successful, MediaRing intends to make an application to de-list PacNet from NASDAQ National Market, and subject to compliance with applicable laws and regulations, MediaRing also intends to terminate the reporting obligations of PacNet under U.S. federal securities laws.

2.3	PacNet Acquisitions. It is proposed that, for flexibility, the approval being sought from MediaRing Shareholders (as set out in Ordinary Resolution (1) in the Notice of EGM) will also empower the Directors to:—
(a)	acquire PacNet Shares (other than PacNet Shares held by MediaRing or its related corporations or their respective nominees) whether pursuant to the Offer or otherwise, during the offer period in respect of the proposed Offer or thereafter, in such manner (including by way of on-market or off-market acquisitions from PacNet Shareholders) and on such terms and conditions (including any revised Offer Price) as the Directors may deem fit; and

(b)	compulsorily acquire the Offer Shares not acquired by MediaRing pursuant to the Offer, in the event MediaRing is entitled to exercise its right of compulsory acquisition under Section 215 of the Companies Act.
The Directors reserve the right to revise the proposed Offer, if and when the Directors consider it to be in the interests of the Company and its shareholders to do so and on such terms and conditions and in any manner as the Directors may deem fit.
2.4	Rationale for the Offer. The Company has built a track record of more than 10 years as an Internet telephony service provider with business presence in Singapore, Cambodia, China, Hong Kong, Japan, Malaysia, Taiwan and the US. PacNet is one of the leading Internet service providers with an established presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia.

(a)	Complementary Products and Additional Service Offerings

The Company is in the principal business of providing international telecommunication services, focusing on Voice over Internet Protocol (“VoIP”). PacNet is an Internet Service Provider (“ISP”) of data, voice and video Internet services. We believe there are ample opportunities for bundling of services.

(b)	Complementary Geographic Presence

The Group and PacNet Group have complementary geographic presence in various parts of the world. The existing network of operations for the two groups would serve as a platform for cross marketing of products and services.

(c)	Brand Leveraging

The Company has developed a track record and branding in the areas of VoIP services over the years. PacNet has grown to be one of the leading ISPs in the region. We believe that the enlarged group will be able to leverage on the strong branding and reputation of the two groups.

(d)	Increased Economies of Scale

Due to the complementary products and geographic presence of the MediaRing Group and PacNet Group, we believe that there will be opportunities for cost rationalisation through economies of scale. Such operational synergies, if realised, are expected to enable the enlarged group to improve its efficiency and to compete more effectively.
If the Offer is made and is successful, the enlarged group will become a one-stop premier provider of voice and data services in the Asia Pacific region. The acquisition is intended to be beneficial in the long run and increase shareholders’ value for the Company.
The Company therefore wishes to acquire at least a majority stake in PacNet in the event that the Offer is made.

2.5	Consideration for the Offer

2.5.1	Offer Consideration. The consideration under the Offer (as stated in Section 2.2.1 of this Circular) was arrived at by MediaRing, taking into account, inter alia, the market value of the Offer Shares and the NAV of the PacNet Group.

Based on the terms of the Offer as at the Latest Practicable Date, the aggregate cash consideration payable under the Offer is between approximately:—
(a)	US$49.9 million (assuming 45.14% Acceptance); and

(b)	US$105.2 million (assuming Full Acceptance).
2.5.2	Source of Funds. The consideration for the Offer (including any revision thereof) is proposed to be funded by way of:
(a)	internal resources of the MediaRing Group, including the net proceeds from the placement of 150,330,214 shares in the capital of the Company to Venture One Finance Limited, which was completed on 19 September 2005;

(b)	intended bank borrowings; and/or

(c)	the net proceeds from the Rights Issue.

The existing internal resources and intended bank borrowings available to the Company will be sufficient to fund the Offer, if made, and the funding for the Offer will not be dependent upon the results of the Rights Issue.
2.5.3	PacNet Acquisitions. As mentioned in Section 2.3 of this Circular, any PacNet Acquisitions will be made on such terms and conditions as the Directors may deem fit.

2.6	Value Comparisons

2.6.1	Offer Price. The Offer Price represents:

(a)	(i)	a premium of approximately 27.7% over the closing price per Offer Share on NASDAQ National Market of US$6.4600 as at 24 February 2006, being the Market Day immediately preceding the Announcement Date;

	(ii)	a discount of approximately 4.1% to the closing price per Offer Share on NASDAQ National Market of US$8.6000 as at the Latest Practicable Date;

(b)	(i)	a premium of approximately 27.6% over the average closing price per PacNet Share of US$6.4675 for the one month preceding the Announcement Date;

	(ii)	a premium of approximately 6.8% over the average closing price per PacNet Share of US$7.7237 for the one month preceding the Latest Practicable Date;
(c)	a price-earnings multiple of 17.0 times based on the unaudited consolidated earnings of PacNet Group (as set out in the PacNet FY 2005 Financial Information) and the 13,404,147 PacNet Shares in issue as shown in the search conducted with ACRA as at 30 March 2006; and

(d)	a premium of approximately 181.7% over the unaudited consolidated NTA per PacNet Share of US$2.9284 (based on the unaudited consolidated NTA of PacNet Group as set out in the PacNet FY 2005 Financial Information and the 13,404,147 PacNet Shares in issue as shown in the search conducted with ACRA as at 30 March 2006).
3.	THE RIGHTS ISSUE

3.1	Basis of the Rights Issue. The Rights Issue is proposed to be offered on a renounceable non-underwritten basis to Singapore Registered Shareholders on the basis of one (1) Rights Share for every four (4) existing MediaRing Shares held by MediaRing Shareholders as at the Books Closure Date at the issue price of S$0.16 for each Rights Share. The Rights Shares are payable in full upon acceptance and/or application.

The Rights Shares, when issued and fully paid, shall rank pari passu in all respects with existing MediaRing Shares at such time, for any dividends, rights, allotments or other distributions that may be declared or paid, the Record Date being the date which falls on or after the date of issue of the Rights Shares.

The Rights Shares are priced at S$0.16 per Rights Share, representing a discount of approximately 51.5% over the last transacted price of S$0.33 per MediaRing Share on 24 February 2006, being the Market Day immediately preceding the Pre-Conditional Offer and Rights Issue Announcement Date, and a discount of approximately 49.2% over the last transacted price of S$0.315 per MediaRing Share on the SGX-ST on the Latest Practicable Date.

The Company expects the Rights Issue to be well received because the Issue Price is at a discount of 51.5% to the last traded price of the Shares on 24 February 2006, being the Market Day immediately preceding the Pre-Conditional Offer and Rights Issue Announcement Date. Moreover, the making of the Offer will not be dependent on the success of the Rights Issue and accordingly, there is no minimum amount required to be raised from the Rights Issue. In view of the above, the Undertaking of the Undertaking Shareholder, and the savings enjoyed for not having to bear underwriting fees, the Company has decided to proceed with the Rights Issue on a non-underwritten basis.

Based on the issued share capital of the Company as at the Latest Practicable Date, 226,979,694 Rights Shares (assuming that no Exercisable Share Options are exercised prior to the Books Closure Date) will be issued pursuant to the Rights Issue, assuming that the Rights Issue is fully subscribed. If all Exercisable Share Options are exercised, the issued capital of the Company as at Books Closure Date would comprise 982,482,367 MediaRing Shares. Based on this enlarged issued capital of 982,482,367 MediaRing Shares, a maximum of 245,620,591 Rights Shares will be issued, assuming that the Rights Issue is fully subscribed.

Singapore Registered Shareholders will be at liberty to accept, decline or otherwise renounce or trade their provisional allotments of Rights Shares and may apply for additional Rights Shares in excess of their provisional allotments under the proposed Rights Issue.

Fractional entitlements to any Rights Share will be disregarded and will be aggregated with entitlements to the Rights Shares which are not taken up or allotted for any reason, and shall be used to satisfy excess applications for Rights Shares (if any) or otherwise be disposed of or dealt with in such manner as the Directors may in their absolute discretion deem fit for the benefit of the Company. The Manager will propose to the Board of Directors the basis of allotting any excess Rights Shares but the final allotment will be determined at the absolute discretion of the Directors, as they may deem fit in the interests of the Company.

Provisional allotments of the Rights Shares which would otherwise have been made to Foreign Shareholders will be dealt with in the manner described under section 3.4.2 of this Circular.

3.2	Principal terms of the Rights Shares.

Number of Rights Shares	:	Up to a maximum of 245,620,591 Rights Shares (assuming that the Rights Issue is fully subscribed and all Exercisable Share Options are exercised and all relevant Shares issued pursuant to such exercise) to be issued.

Issue Price	:	S$0.16 per Rights Share, payable in full on acceptance and/or application.

Basis of provisional allotment	:	One (1) Rights Share for every four (4) existing MediaRing Shares held by MediaRing Shareholders as at the Books Closure Date, fractional entitlements to be disregarded.

Status of the Rights Shares	:	The Rights Shares will, upon allotment and issue, rank pari passu in all respects with existing MediaRing Shares at such time, for any dividends, rights, allotments or other distributions that may be declared or paid, the Record Date being the date which falls on or after the date of issue of the Rights Shares.

Listing of the Rights Shares	:	In-principle approval for the listing of and quotation for the Rights Shares on the SGX-ST has been granted by the SGX-ST on 28 March 2006.

Trading of the Rights Shares	:	Upon the listing of and quotation for the Rights Shares on the SGX-ST, the Rights Shares will be traded on the SGX-ST under the book-entry (scripless) settlement system. For the purposes of trading on the SGX-ST, each board lot of Shares will comprise 1,000 Shares.

Governing Laws	:	Laws of the Republic of Singapore
3.3	Conditions for the Rights Issue. The Rights Issue is conditional upon, inter alia, the following:—
(i)	the receipt of the in-principle approval of the SGX-ST for the dealing in, listing of, and quotation for all the Rights Shares on the Main Board of the SGX-ST;

(ii)	the approval of the MediaRing Shareholders for the Rights Issue at the EGM; and

(iii)	the lodgment of the Company’s OIS in respect of the Rights Issue with the Monetary Authority of Singapore.
On 28 March 2006, the SGX-ST granted in-principle approval for the dealing in, listing of, and quotation for the Rights Shares on the Main Board of the SGX-ST, subject to the following conditions:
(a)	the Company’s compliance with the SGX-ST’s listing requirements and guidelines;

(b)	the Company having obtained its shareholders’ approval for the proposed Rights Issue; and

(c)	submission of the notification referred to in Rule 864(4) of the Listing Manual, if applicable, upon any significant changes affecting the matter in the application.
The in-principle approval granted by the SGX-ST is not to be taken as an indication of the merits of the Right Shares, the Company, its subsidiaries or associated company. The SGX-ST assumes no responsibility for the correctness of any statements made or reports contained or opinions expressed in this Circular.
3.4	Eligibility of MediaRing Shareholders to Participate in the Rights Issue

3.4.1	Singapore Registered Shareholders. Singapore Registered Shareholders will be entitled to participate in the Rights Issue and to receive the OIS together with the ARE and its accompanying documents at their respective Singapore addresses. Entitled Depositors who do not receive the AREs and the OIS may obtain them from CDP for the period up to the close of the Rights Issue.

Singapore Registered Shareholders will be provisionally allotted the Rights Shares under the Rights Issue on the basis of their shareholdings as at the Books Closure Date, and are eligible to apply for additional Rights Shares in excess of their provisional allotment under the Rights Issue. Full details of the Rights Issue will be set out in the OIS to be despatched to Singapore Registered Shareholders in due course.

All dealings in and transactions of the provisional allotments of Rights Shares through the SGX-ST will be effected under the book-entry (scripless) settlement system.

Singapore Registered Shareholders should note that their Securities Accounts will only be credited with the MediaRing Shares by the fifteenth (15th) Market Day from the date of lodgment of the share certificates with CDP or such later date as CDP may determine.

3.4.2	Foreign Shareholders. The OIS and its accompanying documents relating to the Rights Issue have not been and will not be registered or filed in any jurisdiction other than in Singapore. The distribution of the OIS and its accompanying documents may be prohibited or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions.

For practical reasons and in order to avoid any violation of the securities legislation applicable in countries other than in Singapore where MediaRing Shareholders may have their registered addresses, the OIS and its accompanying documents will not be despatched to Foreign Shareholders.

Foreign Shareholders will not be entitled to participate in the Rights Issue. Accordingly, no provisional allotment of the Rights Shares will be made to Foreign Shareholders and no purported acceptance thereof or application therefor by Foreign Shareholders will be valid.

The OIS and its accompanying documents will also not be despatched to persons purchasing the provisional allotments of Rights Shares through the book-entry (scripless) settlement system if their registered addresses with CDP are outside Singapore (“Foreign Purchasers”). Foreign Purchasers who wish to accept the provisional allotments of the Rights Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore. The Company further reserves the right to reject any acceptances of the Rights Shares and/or applications for excess Rights Shares where it believes, or has reason to believe, that such acceptances and/or applications may violate the applicable legislation of any jurisdiction. The Rights Shares have not been and will not be registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act (“Regulation S”)). The Rights Shares are being offered and sold outside the United States in reliance on Regulation S.

If it is practicable to do so, arrangements may, at the discretion of the Company, be made for the provisional allotments of Rights Shares which would otherwise have been provisionally allotted to Foreign Shareholders to be sold “nil paid” on the SGX-ST as soon as practicable after dealings in the provisional allotments of Rights Shares commence. Such sales may, however, only be effected if the Company, in its absolute discretion, determines that a premium can be obtained from such sales, after taking into account expenses to be incurred in relation thereto.

The net proceeds from all such sales, after deduction of all expenses therefrom, will be pooled and thereafter distributed among Foreign Shareholders in proportion to their respective shareholdings or, as the case may be, the number of MediaRing Shares standing to the credit of their respective Securities Accounts as at the Books Closure Date and sent to them by ordinary post at their own risk. If the amount of net proceeds to be distributed to any single Foreign Shareholder is less than S$10.00, such net proceeds will be retained or dealt with as the Directors may, in their absolute discretion, deem fit in the interests of the Company and no Foreign Shareholder shall have any claim whatsoever against the Company, the Manager or CDP in connection therewith.

Where such provisional allotments of Rights Shares are sold “nil paid” on the SGX-ST, they will be sold at such price or prices as the Company may, in its absolute discretion, decide and no Foreign Shareholder shall have any claim whatsoever against the Company, the Manager or CDP in respect of such sales or the proceeds thereof, the provisional allotments of Rights Shares or the Rights Shares represented by such provisional allotments.

If such provisional allotments of Rights Shares cannot be sold or are not sold on the SGX-ST as aforesaid for any reason by such time as the SGX-ST shall have declared to be the last day for trading in the provisional allotments of Rights Shares, the Rights Shares represented by such provisional allotments will be allotted and issued to satisfy excess applications or disposed of or dealt with in such manner as the Directors may, in their absolute discretion, deem fit in the interests of the Company and no Foreign Shareholder shall have any claim whatsoever against the Company, the Manager or CDP in connection therewith.

MediaRing Shareholders should note that the special arrangements described above would apply only to Foreign Shareholders.

Notwithstanding the above, MediaRing Shareholders and any other person having possession of the OIS and its accompanying documents are advised to inform themselves of and to observe any legal requirements applicable thereto. No person in any territory outside Singapore receiving the OIS and/or its accompanying documents may treat the same as an offer, invitation or solicitation to subscribe for any Rights Shares unless such offer, invitation or solicitation could lawfully be made without compliance with any registration or other legal requirements in those territories.

The procedures for acceptances, renunciation and/or sale of the provisional allotments of Rights Shares and for applications for excess Rights Shares pursuant to the Rights Issue will be set out in the OIS to be despatched by the Company to Entitled Depositors in due course.

Foreign Shareholders who wish to be eligible to participate in the Rights Issue may provide a Singapore address by notifying in writing, as the case may be, (i) CDP at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807 or (ii) MediaRing Ltd c/o the Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building Singapore 049315, not later than five (5) Market Days before the Books Closure Date.

Depositors should note that all correspondence and notices will be sent to their last registered addresses with CDP.

3.5	Irrevocable Undertaking. As at the Latest Practicable Date, the Undertaking Shareholder holds a total of 150,330,214 Shares, representing an aggregate shareholding of 16.56% of the current issued capital of the Company. Based on such shareholding, the Undertaking Shareholder is entitled to subscribe for 37,582,553 Rights Shares. The Undertaking Shareholder has irrevocably undertaken to subscribe for 37,582,553 Rights Shares, representing its full Rights Entitlement under the Rights Issue.

Pursuant to Rule 877(9) of the Listing Manual, the Undertaking Shareholder is required to submit, together with the Additional Listing Application of the Company in respect of the Rights Shares to the SGX-ST, a confirmation of its financial resources from a financial institution. On 30 March 2006, the Company announced that the SGX-ST has granted a waiver to the Company in respect of Rule 877(9) of the Listing Manual. Please refer to the said announcement for further details.

3.6	Rationale for the Rights Issue and Use of Proceeds. The net proceeds of the Rights Issue will be used for the acquisition and/or investment in assets or businesses, which are synergistic with the Group’s business, which may include the partial funding of the Offer or the partial repayment of a portion of the financing obtained for the Offer, if made and successful (details of which are set out in the Pre-Conditional Offer Announcement and the Pre-Conditional Offer and Rights Issue Announcement).

Assuming only the Undertaking Shareholder subscribes for 37,582,553 Rights Shares as set out in Section 3.5 above and none of the Exercisable Share Options are exercised before the Books Closure Date, the net proceeds of the Rights Issue (after deducting estimated expenses) are expected to be approximately S$5.5 million.

Assuming that the Rights Issue is fully subscribed and all the Exercisable Share Options are exercised before the Books Closure Date, the net proceeds of the Rights Issue (after deducting estimated expenses) are expected to be approximately S$38.8 million.

Pending the deployment of the net proceeds for the purposes mentioned above, the net proceeds may be deposited with banks and/or financial institutions, invested in short-term money markets instruments and/or marketable securities, or used for any other purpose on a short-term basis, as the Directors may, in their absolute discretion, deem appropriate.

3.7	Offer Information Statement. An OIS will be despatched to the Singapore Registered Shareholders after the approval of MediaRing Shareholders have been obtained at the EGM.

Acceptances and applications under the Rights Issue can only be made on the following (all of which will form part of the OIS):—
(i)	the ARE or through the ATMs of the participating banks in the case of Entitled Depositors; and
(ii)	the ARS or through the ATMs of the participating banks in the case of persons purchasing provisional Rights Share allotments through the book-entry (scripless) settlement system whose registered addresses with CDP are in Singapore.
3.8	Adjustments to Options. As at the Latest Practicable Date, Exercisable Share Options to subscribe for an aggregate of 74,563,588 Shares are outstanding. In addition, further options have been granted under the ESOS to subscribe for an aggregate of 17,514,276 Shares which will only vest and become exercisable after 31 May 2006 are outstanding.
As a result of the Rights Issue, the number and/or exercise price of the Exercisable Share Options and the outstanding but unvested options may be adjusted in accordance with the rules of the ESOS. The holders of these options will be informed by the Company in due course upon such adjustment being effected.
3.9	Review of Past Performance. The financial information for FY 2005, FY 2004 and FY 2003 are set out below. The FY 2005 financial information is based on the Group’s audited consolidated financial statements for FY 2005 as set out in the Annual Report of the Company for FY 2005. The FY 2003 and FY 2004 financial information are based on the audited financial statements for those years, restated to conform to the changes to the Singapore Financial Accounting Standards (“FRS”) applicable with effect from 1 January 2005.
The restated consolidated profit and loss financial information of the MediaRing Group for FY 2003, FY 2004 and the audited consolidated financial information for FY 2005 are set out below: —

	FY 2003	FY 2004	FY 2005
	US$’000	US$’000	US$’000
	Restated based on audited		Audited
	financial statements(1)

Turnover	29,981	51,882	95,153

Other income	172	55	1

(Less)/Add:
Direct service fees incurred	(14,961)	(25,113)	(41,907)
Commissions and other selling expenses	(6,282)	(13,693)	(31,489)
Personnel costs	(7,267)	(8,318)	(10,240)
Infrastructure costs	(1,962)	(1,859)	(2,195)
Depreciation of fixed assets	(1,049)	(1,101)	(1,310)
Amortisation of intangible assets	(67)	(92)	(113)
Marketing expenses	(374)	(280)	(317)
Foreign exchange (loss)/gain	142	538	(237)
Other operating expenses	(2,481)	(2,630)	(3,652)
Share of results of an associate	—	—	(46)

Profit/(loss) from operating activities	(4,148)	(611)	3,648
Interest income	759	789	1,066
Non-operating income	49	263	453

Profit/(loss) from operating activities before taxation	(3,340)	441	5,167
Less: taxation	—	—	—

Net profit/(loss) for the year	(3,340)	441	5,167

EPS (Basic) US Cents	(0.45)	0.06	0.64

Note:
(1)	With effect from FY 2005, the Company adopted FRS21 (revised): “The Effects of Changes in Foreign Exchange Rates”, and FRS102: “Share Based Payments”. The Group’s FY 2003 and FY 2004 financial information have been restated to reflect the adoption of the aforesaid standards.

A review of the operations, business and financial performance of the MediaRing Group for FY 2003 to FY 2005 is as follows:—
Financial Review of FY 2003 to FY 2005

FY 2003

Amidst the tumultuous events of FY 2003, including the outbreak of Severe Acute Respiratory Syndrome (SARS) and the Iraq war, the MediaRing Group continued its strong growth momentum and gained a significant share of the pure-play global VoIP market. VoIP became the dominant segment of the overall business to comprise 86% of the total revenue. This segment grew by 93% year-on-year. Advertising revenue declined to comprise less than 1% of total revenue. The transformation from a business model based on advertising revenue by providing free telecommunication services over the Internet to one that is a fee-based telecommunication service provider is complete.

MediaRing Group revenue increased to US$30.0 million, a growth of 53% over the previous year. Net loss reduced to US$3.3 million.

FY 2004

Continuing its recovery, the MediaRing Group achieved profitability in the second half of FY 2004 and was cash-flow positive for the entire year.

Riding on the wave of significant growth in traffic volume, revenue from the VoIP segment grew by 90% year-on-year to comprise 94% of total revenue.

MediaRing Group revenue increased to US$51.9 million, a growth of 73% over the previous year and net profit for the full year was US$0.4 million.

FY 2005

During the year under review, MediaRing Group revenue increased by 83.4% to US$95.2 million from US$51.9 million in FY 2004, mainly due to continued strong growth in its VoIP retail operations. Riding on the rapid growth in the VoIP industry, the MediaRing Group’s performance was boosted in FY 2005 by its VoIP retail operations which grew 89.4% to US$92.5 million from US$48.8 million in FY 2004.

The MediaRing Group further expanded its marketing and distribution network to more than 1,400 resellers and partners in over 100 countries as compared to approximately 1,100 in over 90 countries for FY 2004.

In FY 2005, all categories of expenses for the MediaRing Group increased as a result of the substantial growth in revenue. While direct service fees and selling expenses increased in tandem with revenue growth, the other operating expenses increased at a much slower pace reflecting the increased economies of scale associated with revenue growth.

Driven by strong growth in revenue, the MediaRing Group achieved net profit of US$5.2 million for the year ended 31 December 2005.

3.10	Borrowings. As at 31 December 2005, the MediaRing Group had no borrowings.

3.11	Working Capital. The consolidated balance sheets of the MediaRing Group as at the end of the past three financial years are as follows:—

	FY 2003	FY 2004	FY 2005
	US$’000	US$’000	US$’000
	Restated based on audited		Audited
	financial statements(1)

Share capital	44,745	45,044	54,113
Share premium	70,409	70,418	75,887
Accumulated losses	(88,711)	(88,270)	(83,163)
Other reserves	42	336	215
Translation reserves	(124)	(136)	(146)

Total shareholders equity	26,361	27,392	46,906

Fixed assets	2,041	2,218	2,542
Intangible assets	77	169	186
Investment in an associate	—	—	154
Investment in long-term bonds and deposits	12,851	11,245	5,661
Other investments	250	263	3,716

Current assets	19,828	24,260	48,487
Stocks	155	275	276
Trade debtors	3,210	2,356	2,172
Other debtors and deposits	746	750	1,210
Prepayments	1,442	2,241	3,178
Due from an associate	—	—	333
Investments in short-term bonds	4,696	1,995	2,420
Fixed deposits	7,701	14,649	37,437
Cash and bank balances	1,878	1,994	1,461

Current liabilities	(8,686)	(10,763)	(13,840)
Trade creditors	(2,362)	(1,982)	(2,834)
Other creditors and accruals	(3,014)	(3,484)	(4,614)
Deferred revenue	(3,310)	(5,297)	(6,392)

Net current assets	11,142	13,497	34,647

Net assets	26,361	27,392	46,906

Note:
(1)	With effect from FY 2005, the Company adopted FRS21 (revised): “The Effects of Changes in Foreign Exchange Rates”, and FRS102: “Share Based Payments”. The Group’s FY 2003 and FY 2004 financial information have been restated to reflect the adoption of the aforesaid standards.

The consolidated cash flow statements of the MediaRing Group for FY 2003, FY 2004 and FY 2005 are set out below:-

	FY 2003	FY 2004	FY 2005
	US$’000	US$’000	US$’000
	Restated based on audited		Audited
	financial statements(1)
Cash flow from operating activities
(Loss)/profit before taxation	(3,340)	441	5,167
Adjustment for
Allowance for doubtful debts — trade	9	113	316
Allowance for doubtful debts — non trade	—	—	86
Fixed assets written off	51	1	171
Amortisation of intangible assets	67	92	113
Depreciation of fixed assets	1,049	1,101	1,310
Gain on disposal of investment	(19)	(3)	(453)
(Gain)/loss on disposal of fixed assets	15	4	(27)
Interest income from bonds and deposits	(759)	(789)	(1,066)
Write back of impairment in value of investment	(30)	(255)	—
Allowance for stock obsolescence	166	17	4
Share-based payments	42	294	381
Share of results of an associate	—	—	46
Translation differences	(107)	(415)	141

Operating profit/(loss) before working capital changes	(2,856)	601	6,189
Increase in stocks	(117)	(137)	(9)
(Increase)/decrease in trade debtors	(1,943)	707	(127)
(Increase)/decrease in other debtors and deposits	599	(18)	(599)
Increase in prepayments	(805)	(799)	(937)
Increase in amount due from an associate	—	—	(333)
Increase/(decrease) in trade creditors	1,679	(380)	852
(Decrease)/increase in other creditors and accruals	(373)	481	1,130
Increase in deferred revenue	1,647	1,987	1,095

Net cash (used in)/generated from operating activities	(2,169)	2,442	7,261

Cash flow from investing activities
Investment in long-term bonds and deposits	(5,365)	(3,356)	—
Proceeds from redemption of short-term bonds	5,432	4,217	1,983

	FY 2003	FY 2004	FY 2005
	US$’000	US$’000	US$’000
	Restated based on audited		Audited
	financial statements(1)
Purchase of fixed assets	(1,421)	(1,311)	(1,843)
Proceeds from disposal of fixed assets	34	35	67
Purchase of intangible assets	(67)	(183)	(130)
Interest income received from bonds and deposits	794	843	1,158
Proceeds from disposal of long-term bonds and other investments	1,223	4,069	3,478
Investment in an associate	—	—	(200)
Purchase of other investments	—	—	(4,032)

Net cash generated from investing activities	630	4,314	481

Cash flow from financing activities
Proceeds from issuance of ordinary shares	44	308	14,513

Net cash generated from financing activities	44	308	14,513

Net (decrease)/increase in cash and cash equivalents	(1,495)	7,064	22,255
Cash and cash equivalents at beginning of the year	11,074	9,579	16,643

Cash and cash equivalents at end of the year	9,579	16,643	38,898

Note:

(1)	With effect from FY 2005, the Company adopted FRS21 (revised): “The Effects of Changes in Foreign Exchange Rates”, and FRS102: “Share Based Payments”. The Group’s FY 2003 and FY 2004 financial information have been restated to reflect the adoption of the aforesaid standards.
4.	FINANCIAL EFFECTS OF THE OFFER AND THE RIGHTS ISSUE
The proforma financial effects of the Rights Issue and the Offer (based on the terms of the Rights Issue and the Offer as at the Pre-Conditional Offer and Rights Issue Announcement Date) on the consolidated NTA per share, NAV per share, EPS and gearing of the Company for FY 2005, are purely for illustrative purposes only. The financial effects stated below are neither indicative of the actual financial effects of the Rights Issue and the Offer on the consolidated NTA per share, NAV per share, EPS and gearing of the Company, nor represent the actual financial position and/or results of the MediaRing Group immediately after the completion of the Rights Issue and the Offer.
The financial effects have been prepared using the following bases and assumptions:

(a)	the audited consolidated financial statements of the MediaRing Group for FY 2005, which is prepared in accordance with Singapore Financial Reporting Standards;

(b)	the unaudited consolidated financial statements of the PacNet Group for FY 2005, which is prepared in accordance with the United States generally accepted accounting principles;

(c)	no adjustment relating to differences in the accounting standards, if any, has been made to align unaudited consolidated financial statements of the PacNet Group to the audited consolidated financial statements of the MediaRing Group;

(d)	translation exchange rate of US$1.00 to S$1.6162;

(e)	assuming the net fair value of the assets and liabilities of the PacNet Group at date of acquisition is equal to its net asset value of US$61.1 million at 31 December 2005. Accordingly, no further fair value adjustment is made to the assets and liabilities on the balance sheet, and to other unrecorded intangibles, if any;

(f)	assuming the difference between the purchase consideration and the assumed fair value of US$61.1 million (as per (e) above) is completely attributed to goodwill on acquisition;

(g)	assuming that there is no impairment loss to be made on the goodwill on acquisition of the PacNet Group;

(h)	ignoring any provision or adjustment for transaction costs; and

(i)	assuming no synergies arising from the Offer.
For illustration purposes, the financial effects have been prepared based on the following scenario assumptions:
(1)	Scenario 1 — Assuming only the Rights Issue is completed and the Offer is not completed on 31 December 2005; or
(2)	Scenario 2 — Assuming the Rights Issue is completed and 45.14% Acceptance of the Offer had been completed on 31 December 2005; or
(3)	Scenario 3 — Assuming the Rights Issue is completed and Full Acceptance of the Offer had been completed on 31 December 2005, and as well as assuming (i) either none or all of the Company’s vested and Exercisable Share Options are exercised before the Books Closure Date, and (ii) either only the Undertaking Shareholder subscribes for the Rights Issue pursuant to the Shareholder’s Undertaking (“Minimum” case) or the Rights Issue is fully subscribed (“Maximum” case).
4.1	Net Tangible Assets

The effects of the Rights Issue and the Offer on the consolidated NTA per Share of the Company as at 31 December 2005, are summarised as follows:
(1)	Assuming only the Rights Issue is completed and the Offer is not completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NTA (US$’000)	46,720	50,441	69,090	58,223	78,818
NTA per share (US Cents)	5.17	5.36	6.12	5.71	6.42

(2)	Assuming the Rights Issue is completed and 45.14% Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NTA (US$’000)	46,720	20,150	38,800	27,933	48,528
NTA per share (US Cents)	5.17	2.14	3.43	2.74	3.95
(3)	Assuming the Rights Issue is completed and Full Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NTA (US$’000)	46,720	(15,515)	3,135	(7,733)	12,863
NTA per share (US Cents)	5.17	(1.65)	0.28	(0.76)	1.05
4.2	Net Asset Value
The effects of the Rights Issue and the Offer on the consolidated NAV per share of the Company as at 31 December 2005, are summarised as follows:
(1)	Assuming only the Rights Issue is completed and the Offer is not completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NAV (US$’000)	46,906	50,627	69,276	58,409	79,004
NAV per share (US Cents)	5.19	5.38	6.13	5.73	6.43

(2)	Assuming the Rights Issue is completed and 45.14% Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NAV (US$’000)	46,906	50,627	69,276	58,409	79,004
NAV per share (US Cents)	5.19	5.38	6.13	5.73	6.43
(3)	Assuming the Rights Issue is completed and Full Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
NAV (US$’000)	46,906	50,627	69,276	58,409	79,004
NAV per share (US Cents)	5.19	5.38	6.13	5.73	6.43
4.3	Earnings per Share
The effects of the Rights Issue and the Offer on the consolidated EPS of the Company as at 31 December 2005, are summarised as follows:
(1)	Assuming only the Rights Issue is completed and the Offer is not completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
Consolidated Profit after Tax (US$’000)	5,167	5,253	5,682	5,432	5,905
EPS (US Cents)	0.57	0.56	0.50	0.53	0.48

(2)	Assuming the Rights Issue is completed and 45.14% Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
Consolidated Profit after Tax (US$’000)	5,167	7,305	8,022	7,772	8,246
EPS (US Cents)	0.57	0.78	0.71	0.76	0.67
(3)	Assuming the Rights Issue is completed and Full Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Issued and paid up share capital	903,870,279	941,452,832	1,129,837,848	1,020,064,920	1,228,102,958
Consolidated Profit after Tax (US$’000)	5,167	8,640	9,805	9,126	10,408
EPS (US Cents)	0.57	0.92	0.87	0.89	0.85
4.4	Gearing

The effects of the Rights Issue and the Offer on the gearing of the Company as at 31 December 2005, are summarised as follows:
(1)	Assuming only the Rights Issue is completed and the Offer is not completed on 31 December 2005
There is no impact on gearing.

(2)	Assuming the Rights Issue is completed and 45.14% Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Total Borrowings (US$’000)	—	8,777	1,479	1,479	1,479
Adjusted Shareholders’ Funds (US$’000)	46,906	50,627	69,276	58,409	79,004
Gearing (times)	—	0.17	0.02	0.03	0.02
(3)	Assuming the Rights Issue is completed and Full Acceptance of the Offer had been completed on 31 December 2005

	As at	Assume no exercise of		Assume full exercise of
	31 Dec 05	Exercisable Share Options		Exercisable Share Options
	(audited)	Minimum	Maximum	Minimum	Maximum
Total Borrowings (US$’000)	—	28,243	9,593	20,461	—
Adjusted Shareholders’ Funds (US$’000)	46,906	50,627	69,276	58,409	79,004
Gearing (times)	—	0.56	0.14	0.35	—
5.	INTERESTS OF DIRECTORS, SUBSTANTIAL SHAREHOLDERS AND CONTROLLING SHAREHOLDERS
5.1	Directors. The interests of the Directors in MediaRing Shares and debentures, based on information as recorded in the Register of Directors’ Shareholdings of MediaRing maintained pursuant to Section 164 of the Companies Act, as at the Latest Practicable Date, were as follows:

	Direct Interest		Deemed Interest
	No. of	%	No. of	%
	MediaRing		MediaRing
Name of Director	Shares		Shares
Walter J Sousa	650,000	0.07	—	—
Khaw Kheng Joo	—	—	—	—
Koh Boon Hwee	1,300,000	0.14	2,915,190 (1)	0.32
Thomas Henrik Zilliacus	—	—	—	—
Sin Hang Boon	—	—	—	—
Eileen Tay-Tan Bee Kiew	—	—	370,000 (2)	0.04

Notes:
(1)	Koh Boon Hwee is deemed to have an interest in 2,915,190 MediaRing Shares held by his wife Leong Siew Fong.

(2)	Eileen Tay-Tan Bee Kiew is deemed to have an interest in 370,000 MediaRing Shares held by her husband Tay Seow Pin.

As at the Latest Practicable Date, the outstanding options granted to the Directors of MediaRing are as follows:

Name of Directors	No. of options	Option exercise price (S$)	Option expiry date
Walter J Sousa	3,000,000	0.1370	6 September 2011
	10,000,000	0.1540	31 January 2012
	138,333	0.1550	15 July 2012
Khaw Kheng Joo	134,795	0.1000	28 May 2013
	10,000,000	0.1030	1 November 2012
	5,000,000	0.1350	11 September 2013
	1,500,000	0.1590	28 February 2015
	750,000	0.1810	16 January 2014
Koh Boon Hwee	16,986	0.1000	28 May 2013
	10,000,000	0.1540	31 January 2012
	200,000	0.1550	15 July 2012
	6,000,000	0.2500	31 January 2012
Thomas Henrik Zilliacus	168,219	0.1000	25 May 2013
	200,000	0.1510	27 April 2015
	200,000	0.1960	26 April 2014
Sin Hang Boon	200,000	0.1510	27 April 2015
	112,877	0.1960	26 April 2014
Eileen Tay-Tan Bee Kiew	49,863	0.1000	28 May 2013
	200,000	0.1510	27 April 2015
	200,000	0.1960	26 April 2014

5.2	Substantial Shareholders. The interests of the substantial shareholders of MediaRing in MediaRing Shares, based on information as recorded in the Register of Substantial Shareholders of MediaRing maintained pursuant to Section 88 of the Companies Act, as at the Latest Practicable Date, were as follows:

	Direct Interest		Deemed Interest
	No. of		No. of
	MediaRing		MediaRing
	Shares	%	Shares	%
Venture One Finance Limited(7)	150,330,214	16.56	—	—
NewSmith Opportunities Private Equity Fund LP(1)	—	—	150,330,214	16.56
NewSmith Capital GP Limited(2)	—	—	150,330,214	16.56
NewSmith Capital Partners LLP(3)	—	—	150,330,214	16.56
GGV II Delaware L.L.C.(4)	—	—	150,330,214	16.56
Granite Global Ventures II, L.P.(5)	—	—	150,330,214	16.56
Granite Global Ventures II, L.L.C.(6)	—	—	150,330,214	16.56
L&H Investment Company	53,092,270	5.85	—	—
Pol Lucien Comeel Houspie(8)	—	—	53,092,270	5.85

Notes:—
(1)	NewSmith Opportunities Private Equity Fund LP is deemed to have an interest in 150,330,214 MediaRing Shares by virtue of its 45% shareholding in Venture One Finance Limited.

(2)	NewSmith Capital GP Limited is deemed to have an interest in 150,330,214 MediaRing Shares by virtue of it being the general partner of NewSmith Opportunities Private Equity Fund LP, which in turn has a 45% shareholding interest in Venture One Finance Limited.

(3)	NewSmith Capital Partners LLP is deemed to have an interest in 150,330,214 MediaRing Shares through its 100% shareholding in NewSmith Capital GP Limited, the general partner of NewSmith Opportunities Private Equity Fund LP, which in turn has a 45% shareholding interest in Venture One Finance Limited.

(4)	GGV II Delaware L.L.C. is deemed to have an interest in 150,330,214 MediaRing Shares by virtue of its 45% shareholding in Venture One Finance Limited.

(5)	Granite Global Ventures II, L.P. is deemed to have an interest in 150,330,214 MediaRing Shares by virtue of its 97.95% shareholding interest in GGV II Delaware L.L.C., which in turn has a 45% shareholding interest in Venture One Finance Limited.

(6)	Granite Global Venture II, L.L.C. is deemed to have an interest in 150,330,214 MediaRing Shares by virtue of it being the general partner of Granite Global Ventures II, L.P., which in turn has a 97.95% shareholding interest GGV II Delaware L.L.C., which in turn holds a 45% shareholding interest in Venture One Finance Limited.

(7)	Messrs Walter J Sousa and Koh Boon Hwee, directors of MediaRing collectively hold just under 10% of the issued shares of Venture One Finance Limited.

(8)	Pol Lucien Comeel Houspie is deemed to have an interest in 53,092,270 MediaRing Shares by virtue of his equity interest in L&H Investment Company.
5.3	Interests of Directors and Controlling Shareholders in the Offer. None of the Directors or (so far as the Directors are aware) any controlling shareholder of MediaRing has any interest, direct or indirect, in the Offer (other than by reason only of being a Director or MediaRing Shareholder, as the case may be).

6.	DISCLOSURES OF HOLDINGS AND DEALINGS IN PACNET SHARES

6.1	Save as disclosed below and based on information available to MediaRing as at the Latest Practicable Date, neither MediaRing nor its Concert Parties owned, controlled or has agreed to acquire any PacNet Shares as at the Latest Practicable Date:

	Direct Interest		Deemed Interest
Name	No. of PacNet Shares	%	No. of PacNet Shares	%
MediaRing	651,572	4.86	—	—
6.2	Save to the extent disclosed below, neither MediaRing nor its Concert Parties has dealt for value in any PacNet Shares during the period commencing seven (7) months prior to the Announcement Date and ending on the Latest Practicable Date (the “Reference Period”).

Date of purchase	No. of PacNet Shares	Average price paid per PacNet Share (US$)	Total amount paid (US$)

3 August 2005	50,000	6.37970	318,985.00
4 August 2005	85,000	6.34390	539,231.50
17 August 2005	30,000	6.15040	184,512.00
18 August 2005	30,000	6.18150	185,445.00
19 August 2005	30,000	6.24883	187,464.90
22 August 2005	50,000	6.50000	325,000.00
23 August 2005	25,140	6.58780	165,617.29
23 August 2005	28,884	6.54699	189,103.26
24 August 2005	28,800	6.67892	192,352.90
25 August 2005	50,000	6.61900	330,950.00
26 August 2005	17,400	6.60782	114,976.07
29 August 2005	43,500	6.69510	291,236.85
1 September 2005	4,700	6.35000	29,845.00
2 September 2005	5,151	6.43397	33,141.38
12 September 2005	10,365	6.55760	67,969.52
22 September 2005	42,800	6.50000	278,200.00
23 September 2005	5,655	6.46693	36,570.49
27 September 2005	36,203	6.36370	230,385.03
28 September 2005	95	6.35000	603.25
29 September 2005	1,800	6.48889	11,680.00
13 October 2005	1,000	6.45000	6,450.00
23 December 2005	30,000	5.90538	177,161.40
29 December 2005	20,079	5.79455	116,348.77
3 January 2006	25,000	5.97820	149,455.00

Total	651,572		4,162,684.61

The above purchases were funded by the internal sources of the MediaRing Group.
7.	MEDIARING SHAREHOLDERS’ APPROVAL
7.1	PacNet Acquisitions and the Offer. Under Rule 1013 of the Listing Manual, it is provided that where any of the relative figures computed on the bases set out in Rule 1006 of the Listing Manual exceeds 20%, the transaction is classified as a “Major Transaction”. Rule 1014 further states that a “Major Transaction” must be made conditional upon approval by shareholders in a general meeting.

Pursuant to Rule 1006(c) of the Listing Manual, assuming that the Offer is made and is fully accepted, based on the Offer Price of US$8.25, the value of the PacNet Shares (including the

PacNet Shares purchased by the Company prior to the Announcement Date) to be acquired pursuant to or in connection with the Offer amounts to approximately US$110.6 million (or approximately S$179.6 million, based on the exchange rate of US$1.00: S$1.6237 as at the Business Day immediately preceding the Announcement Date), which represents approximately 59.3% of the market capitalisation of the Company of approximately S$302.8 million (based on the volume-weighted average price of the Shares of S$0.3336 transacted on 24 February 2006, being the Market Day immediately preceding the Announcement Date).
Accordingly, the Offer would be considered a “Major Transaction” within the meaning of Rule 1013 of the Listing Manual applying the computation formula set out in Rule 1006(c) of the Listing Manual, and is subject to the approval of the MediaRing Shareholders.

It is proposed that, for flexibility in relation to the PacNet Acquisitions, shareholders’ approval be given to empower the Directors to:
(a)	subject to compliance with applicable law and regulations, acquire PacNet Shares (other than PacNet Shares held by the Company or its related corporations or their respective nominees) whether pursuant to the Offer or otherwise, during the offer period in respect of the proposed Offer or thereafter, in such manner (including by way of on-market or off-market acquisitions from PacNet Shareholders) and on such terms and conditions (including at such revised Offer Price) as the Directors may deem fit; and

(b)	compulsorily acquire the Offer Shares not acquired by the Company pursuant to the Offer, in the event the Company is entitled to exercise its right of compulsory acquisition under Section 215 of the Companies Act,
The Company has on 26 September 2005 obtained a waiver from the SGX-ST that the Offer and the PacNet Acquisitions will be regarded as a “Major Transaction” subject to Rules 1013 and 1014 of the Listing Manual, instead of a “Very Substantial Acquisition” under Rule 1015 of the Listing Manual notwithstanding that the above relative figures under Rule 1006 of the Listing Manual may exceed 100% if there is any revision to the Offer Price and depending on the price for the PacNet Acquisitions. The basis of the Company’s application included, inter alia, the following main points:
(i)	The proposed Offer is intended to be a cash offer, and accordingly, there would not be an issue of change in control at the Company level;

(ii)	The proposed Offer is driven by genuine commercial reasons, as set out in paragraph 2.4 above;

(iii)	Based on its annual reports, PacNet has been profitable since the financial year ended 31 December 2002;

(iv)	In particular, with regard to the requirements under Rule 1015(5) and Rule 1015(3)(d) of the Listing Manual, PacNet is listed on NASDAQ National Market with its own disclosure requirements, and accordingly material information relating to PacNet should already be in the public domain, and further, it is unlikely that the Company would be able to compel PacNet to provide it with information and/or undertakings for the purposes of this Circular and compliance with Rule 1015 of the Listing Manual; and

(v)	Both MediaRing Shares and PacNet Shares are quoted on stock exchanges, and accordingly the relative market capitalisations of the Company and PacNet are likely to vary over time.
On the basis of the application by the Company, such waiver will apply notwithstanding any change to the market capitalisation of the Company and PacNet. Further, the Company has

on 19 October 2005 obtained confirmation from the SGX-ST that the profit test set out in Rule 1006(b) of the Listing Manual in determining whether or not the transaction is a “Major Transaction” does not apply to the making of the Offer.

Please niote that the SGX-ST reserves the right to amend and/or vary the above waiver/confirmation and such waiver/confirmation is subject to changes in the SGX-ST’s policies. In addition, such waiver/confirmation by the SGX-ST is not an indication of the merits of the Offer, the Company or its subsidiaries or associated company, or the PacNet Shares.
7.2	Rights Issue. The proposed Rights Issue is subject to the approval of the MediaRing Shareholders at the EGM.
The terms and conditions of the Rights Issue is subject to such changes as the Directors, after consultation with the Manager, may deem fit.
8.	DIRECTORS’ RECOMMENDATION

Having considered the terms and rationale for the Offer and/or the PacNet Acquisitions and the Rights Issue, the Directors are of the opinion that the PacNet Acquisitions (including the making and effecting of the Offer) and Rights Issue are in the interests of MediaRing and accordingly, recommend that MediaRing Shareholders vote in favour of the proposed Ordinary Resolutions at the EGM.
9.	CLOSURE OF BOOKS

After approval of MediaRing Shareholders has been obtained at the EGM, the Register of Members and Share Transfer Books of the Company will be closed on the Books Closure Date for the purposes of determining the MediaRing Shareholders’ provisional allotments under the Rights Issue.

Notice of the Books Closure Date for the purpose of determining the Singapore Registered Shareholders’ entitlements under the Rights Issue will be announced at a later date.
10.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of this Circular) have made all reasonable enquiries and taken all reasonable care to ensure that the facts stated and all opinions expressed in this Circular are fair and accurate and that no material facts have been omitted from this Circular, and they jointly and severally accept responsibility for the accuracy of the information contained in this Circular.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors has been to ensure through reasonable enquiries and having taken all reasonable care that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Circular.

11.	UOB ASIA’S RESPONSIBILITY STATEMENT

UOB Asia, as Financial Adviser and Manager to MediaRing, acknowledges that, based on information provided by MediaRing and having made reasonable enquiries and to the best of its knowledge and belief, (1) this Circular constitutes full and true disclosure of all material facts on the proposed Offer and PacNet Acquisitions, and the Rights Issue, and (2) no material facts have been omitted from this Circular (the omission of which would render any statement in this Circular misleading in any material respect).

Where any information has been extracted from published or otherwise publicly available sources or otherwise based on information provided by MediaRing, the sole responsibility of UOB Asia has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Circular.
12.	MATERIAL CONTRACTS

A list of the material contracts (not being contracts entered into in the ordinary course of business) entered into by the Company and its subsidiaries during the two (2) years preceding the date of this Circular is set out in Appendix 4 of this Circular.
13.	MISCELLANEOUS
13.1	Consent. UOB Asia (as Financial Adviser to MediaRing in relation to the Pre-Conditional Offer and proposed Offer, and Manager to MediaRing in relation to the Rights Issue) has given, and has not withdrawn, its written consent to the issue of this Circular with the inclusion of its name and all references thereto, in the form and context in which they appear in this Circular.

13.2	Material Litigation. Neither MediaRing, nor any of its subsidiaries and associated company is engaged in any litigation, either as a plaintiff or defendant, which might materially and adversely affect the financial position or the business of the MediaRing Group, taken as a whole. The Directors are not aware of any litigation, claims or proceedings pending or threatened against the MediaRing Group or any facts likely to give rise to any litigation, claims or proceedings which may have a material adverse effect on the financial position or business of the MediaRing Group, taken as a whole.

13.3	Service Contracts. As at the Latest Practicable Date, no person is proposed to be appointed as a director of MediaRing in connection with the Offer and/or PacNet Acquisitions.
14.	EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 75 of this Circular, will be held at Singapore Post Centre, 10 Eunos Road 8, #05-30, The Pavilion (Theatrette), Singapore 408600 on 26 April 2006 at 3.30 p.m. (or as soon as practicable after the conclusion of the Extraordinary General Meeting to be held at the same place and on the same day at 3.00 p.m.) for the purpose of considering and, if thought fit, passing the Ordinary Resolutions (with or without modifications) set out in the notice of EGM.
15.	ACTION TO BE TAKEN BY MEDIARING SHAREHOLDERS

15.1	Appointment of Proxies. MediaRing Shareholders who are unable to attend the EGM are requested to complete and sign the Proxy Form which is attached to this Circular in accordance with the instructions printed thereon and return it to the Company’s registered office at 750A Chai Chee Road, #05-01 Technopark @ Chai Chee, Singapore 469001 as soon as possible and in any event so as to arrive at the Company’s registered office not less than 48 hours before the time fixed for the holding of the EGM. The completion and return of the Proxy Form by a MediaRing Shareholder will not prelude him from attending the EGM and voting in person in place of his proxy should he subsequently wish to do so.

15.2	When Depositor regarded as MediaRing Shareholder. As stipulated under Section 130D of the Companies Act, a Depositor shall not be regarded as a MediaRing Shareholder entitled to attend the EGM and to speak and vote thereat unless he is shown to have MediaRing Shares entered against his name in the Depository Register 48 hours before the EGM.
16.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents are available for inspection at the registered office of MediaRing at 750A Chai Chee Road, #05-01 Technopark @ Chai Chee, Singapore 469001 during normal office hours, from the date of this Circular up to and including the date of the EGM:—
(a)	the Memorandum and Articles of Association of MediaRing;

(b)	the annual reports of MediaRing containing the audited financial statements of the Company and the MediaRing Group for FY 2003, FY 2004 and FY 2005;

(c)	the Circular to MediaRing Shareholders dated 3 April 2006 in relation to, inter alia, the proposed share plans, the proposed share buyback mandate and the proposed amendments to the Articles of Association of the Company;

(d)	the Pre-Conditional Offer Announcement;

(e)	the Pre-Conditional Offer and Rights Issue Announcement;

(f)	the material contracts referred to in Section 12 above;

(g)	the letter of consent referred to in Section 13.1 above; and

(h)	the Undertaking given by the Undertaking Shareholder referred to in Section 3.5 above.

Yours faithfully
Walter J Sousa
Chairman
For and on behalf of
The Board of Directors of
MEDIARING LTD

CAUTIONARY NOTE:
The Company has not yet commenced the Offer. The Offer, if made, will be made only pursuant to an Offer Document and related materials that the Company intends to distribute to holders of the Offer Shares. Assuming the Offer is made, holders of the Offer Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer Document and other documents that the Company intends to file with the SEC at the SEC’s website at www.sec.gov.
In relation to the Rights Issue, these materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. The Company does not intend to register any portion of the Rights Issue in the United States or to conduct a public offering of Rights or Rights Shares in the United States.

APPENDIX 1
THE PACNET GROUP
INFORMATION ON THE PACNET GROUP
1.	Overview. PacNet was incorporated in Singapore on 28 March 1995 as Sembawang Media Pte Ltd, and changed its name to Pacific Internet Pte Ltd on 17 March 1998. On 23 November 1998, it was converted to a public company and was listed on the NASDAQ National Market on 5 February 1999.

2.	Principal Activities. Based on publicly available information as at the Latest Practicable Date, PacNet is a leading Internet Service Provider of data, voice and video Internet services with established presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia.

3.	Issued Share Capital. Based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore as at 30 March 2006, PacNet has an issued and paid-up share capital of S$26,808,294 comprising 13,404,147 ordinary shares.

4.	Options. Based on the SEC filing dated 14 February 2006 of PacNet in relation to the PacNet FY 2005 Financial Information, there were 1,125 outstanding options with an exercise price of US$3.09 under the PacNet 1999 Share Option Plan, as at 31 December 2005. Based on the Annual Report of PacNet for FY 2004, PacNet had an aggregate of 534,364 outstanding options with an exercise price of S$11.22, and 678,000 outstanding options with an exercise price of S$16.92 under the PacNet 1999 Share Option Plan, as at the end of FY 2004. The PacNet 1999 Share Option Plan provides that in the event of a change in control of PacNet, which includes a tender offer to acquire PacNet Shares entitling holders thereof to 50% or more of the voting power in the election of PacNet, all outstanding options shall become fully vested and immediately exercisable and if an option is thus accelerated, the committee may in its sole discretion, inter alia, (i) grant a cash bonus to award such option holder in an amount equal to the option price for all or part of the shares subject to the unexercised portion of such option then held by such option holder, and (ii) pay cash to such option holder in exchange for the cancellation of his outstanding option in an amount equal to the number of shares subject to the unexercised portion of such option multiplied by the difference between the option price of such option and the greater of the tender offer price for the underlying shares or the fair market value of the shares on the date of cancellation of such option.

5.	Directors and substantial shareholders. Based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 30 March 2006, the directors of PacNet were Messrs Phey Teck Moh, Tan Meng Dong, Zhang Yun, Claude Roger Charles, Johnson Tan Chin Kwang and Lim Soon Hock.

Based on the Schedule 13D filed by Vantage Corporation Limited (“Vantage”) with the SEC on 20 March 2006, Vantage beneficially owns approximately 29.1% in the capital of PacNet.

Based on the information from its Annual Report for FY 2004 filed with the SEC and the public announcements made by PacNet in the U.S., the substantial shareholders of PacNet having an equity interest of 5% or more also include Nordinvest Norddeutsche Investment-Geselleschaft mb (about 6.02%).

6.	Other Information. Based on the SEC filing dated 14 February 2006 of PacNet in relation to the PacNet FY 2005 Financial Information, the unaudited consolidated net asset value of PacNet amounted to approximately US$61.1 million as at 31 December 2005 and its unaudited consolidated earnings amounted to approximately US$6.5 million for FY 2005.

APPENDIX 2
PRE-CONDITIONS TO THE MAKING OF THE OFFER
The making of the Offer will be subject to the following Pre-Conditions:—
(1)	MediaRing Shareholders’ Approval: all resolutions as may be necessary or incidental to approve, implement and effect the Offer, the acquisition of any PacNet Shares pursuant to the Offer (including pursuant to any compulsory acquisition pursuant to Section 215 of the Companies Act) having been passed at a general meeting of the MediaRing Shareholders (or any adjournment thereof).

(2)	Regulatory/Third Party Approvals:
(a)	all approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (the “Authorisations”) necessary or appropriate for or in connection with the Offer, the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet Group or any associated companies of PacNet (“PacNet Affiliates”) by MediaRing, and/or to carry on the business of any member of the PacNet Group or any PacNet Affiliate (including the IDA Approval), from all governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) and including without limitation, Relevant Authorities having jurisdiction over any member of the MediaRing Group or any of its associated companies (“MediaRing Affiliates”), and from persons or bodies with whom any member of the MediaRing Group or any MediaRing Affiliate or any member of the PacNet Group or any PacNet Affiliate has entered into contractual arrangements) (i) having been obtained; (ii) if such Authorisations are subject to conditions, the fulfilment prior to the Cut-off Date of all such conditions which are required to be fulfilled prior to the Cut-off Date; and (iii) such Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and

(b)	all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet Group or any PacNet Affiliate.
Pursuant to Sub-section 10.8.1 of the Competition Code, the prior written approval of the IDA must be obtained in respect of MediaRing’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer, since the Offer, if made and if it becomes unconditional, would result in MediaRing holding an ownership interest in PacNet of 12% or more.

Under the Tender Offer Guidelines issued by the IDA, when a potential offeror intends to make a voluntary offer for shares in a offeree (being a licensee under the Competition Code), the potential offeror must announce a pre-conditional offer and the potential offeror and the offeree shall apply to the IDA for IDA Approval before the potential offeror makes the voluntary offer.

MediaRing intends to apply for IDA Approval in relation to the consolidation which would result from the proposed Offer, if it becomes unconditional.

(3)	No Injunctions: no Relevant Authority shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, including in relation to the Offer, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling, statement or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision, ruling, statement or order, which would or might:
(a)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of PacNet or any member of the PacNet Group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise, directly or indirectly, restrict, restrain, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(b)	require, prevent or delay the divestiture or alter the terms of a proposed divestiture by any member of the PacNet Group or any PacNet Affiliate or any member of the MediaRing Group or any MediaRing Affiliate of all or any part of their respective businesses, assets or properties, or impose any limitation or prohibition on their ability to conduct their respective businesses or own any of their respective assets or properties or any part thereof or being able to carry on their respective businesses under any name which they presently do so;

(c)	impose any limitation on, or result in a delay in, the ability of the MediaRing Group and the MediaRing Affiliates, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities (or the equivalent) in any member of the PacNet Group or any PacNet Affiliate held or owned by it or to exercise management control over any member of the PacNet Group or any PacNet Affiliate;

(d)	other than pursuant to the Offer, require any member of the MediaRing Group or any MediaRing Affiliate to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the PacNet Group or any PacNet Affiliate or any asset owned by a third party;

(e)	require, prevent or delay a divestiture by any member of the MediaRing Group or any MediaRing Affiliate of any shares or other securities (or the equivalent) in any member of the PacNet Group or any PacNet Affiliate; and/or

(f)	otherwise materially and adversely affect the assets, business, financial condition, profits, liabilities, prospects or results of operations of any member of the PacNet Group or any PacNet Affiliate, which may cause either the net assets or the net profit after tax of the PacNet Group to be decreased by more than 5%.
(4)	No Material Transaction: no announcement, agreement, arrangement, memorandum of understanding and/or statement of intention (whether or not legally binding) relating to any Material Transaction (as defined below) shall have been released, entered into and/or completed or consummated.

For these purposes, a “Material Transaction” means a transaction or proposed transaction involving:
(a)	any member of the PacNet Group or any PacNet Affiliate or to which any member of the PacNet Group or any PacNet Affiliate is a party (i) with a consideration or value (whether in cash or otherwise) equal to or greater than 5% of the unaudited consolidated net asset value of the PacNet Group as of the financial year ended 31 December 2005, or (ii) which is outside the ordinary course of business of the PacNet Group;

(b)	any issue of PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities (including without limitation, the grant of options under the PacNet 1999 Share Option Plan and any stock split or consolidation); and

(c)	a recommendation, declaration or payment by any member of the PacNet Group or any PacNet Affiliate of dividends or other distributions (including, without limitation, interim dividends),
(whether such transaction (aa) involves an acquisition, disposal, takeover or tender offer, scheme of arrangement or reconstruction, merger, consolidation or other combination, dual-listed companies structure, joint venture, strategic alliance or otherwise; or (bb) involves a single transaction or a number of related transactions and whether at one time or over a period of time).
(5)	Voting Down of Material Transaction: Without prejudice to the generality of Pre-Condition (4), in the event any announcement, agreement, arrangement, memorandum of understanding and/or statement of intention (whether or not legally binding) relating to any Material Transaction is released and/or entered into, the PacNet Shareholders having voted against the Material Transaction at the extraordinary general meeting of PacNet to be convened to consider such Material Transaction and the PacNet Group and the PacNet Affiliates being released and discharged from all obligations and liabilities thereunder.
(6)	No Material Adverse Change: since 31 December 2005:
(a)	there having been no adverse change in the assets, business, financial condition, profits, liabilities, prospects or results of operations of the PacNet Group taken as a whole; and/or

(b)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the PacNet Group or any PacNet Affiliate which could have an adverse effect on the PacNet Group taken as a whole, in each case so as to cause either the net assets or the net profit after tax of the PacNet Group to be decreased by more than 5%.
(7)	Adverse Market Conditions: from the Announcement Date there shall not have occurred:
(a)	any general suspension of trading in, or limitation on prices for, securities on any United States or Singapore, or in the over-the-counter market in the United States or Singapore;

(b)	a commencement of a war, armed hostilities, terrorist attacks or other calamity directly or indirectly involving the United States or Singapore;

(c)	any limitation (whether or not mandatory) by any United States or Singapore governmental or regulatory authority on the extension of credit by banks or other financial institutions;

(d)	any decline in either the Dow Jones Industrial Average, the Standard & Poor’s 500 Index, NASDAQ National Market or the Straits Times Index by an amount in excess of 10% measured from the Announcement Date;

(e)	in the case of any of the foregoing (other than paragraph (d)) existing as of the Announcement Date, a material acceleration or worsening thereof;
in each case so as to cause or affect the average trading price of PacNet Shares to fall below 10% of US$6.4675 (being the average closing price of the PacNet Shares on NASDAQ

National Market during the one month period immediately prior to the Pre-Conditional Offer Announcement) for a period of 10 consecutive trading days.
(8)	Actions on the Part of PacNet. Since the Announcement Date, PacNet and its subsidiaries shall not have:
(a)	incurred any indebtedness exceeding US$5 million other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants;

(b)	authorised, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right, any material change in PacNet’s capitalisation, or other right of PacNet or any of its subsidiaries or any comparable event not in the ordinary course of business;

(c)	authorised, recommended, proposed or entered into, or announced its intention to authorise, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that could adversely affect either the net assets or the net profit after tax of the PacNet Group by more than 5%, or the average trading price of PacNet Shares to fall below 10% of US$6.4675 (being the average closing price of the PacNet Shares on NASDAQ National Market during the one month period immediately prior to the Pre-Conditional Offer Announcement) for a period of 10 consecutive trading days;

(d)	transferred into escrow any amounts required to fund or made any payments or agreed to make any payment in relation to any existing or contingent benefit, right, employee share options, employment or severance agreement with any of PacNet’s officers or employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its officers, employees, consultants or directors, or made grants or awards or bonus payments thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons;

(e)	except as may be required by law, taken any action to terminate or amend any employee benefit plan or share option plan of PacNet or any of its subsidiaries, or MediaRing shall have become aware of any such action that was not disclosed in publicly available filings prior to the Announcement Date;

(f)	amended or authorised or proposed any amendment to the PacNet’s constitutional documents, or MediaRing shall have become aware that PacNet or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the Announcement Date;

(g)	issued, sold, or authorised or announced or proposed the issuance of or sale to any person of any debt securities exceeding US$5 million in principal amount or any securities convertible into or exchangeable for debt securities exceeding US$5 million in principal amount or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities exceeding US$5 million in principal amount or incurred or announced its intention to incur any debt exceeding US$5 million in principal amount otherwise than in the ordinary course of business and consistent with past practice.
MediaRing reserves the right to waive in whole or in part any or all of the above Pre-Conditions (other than Pre-Condition (1) and (2), to the extent necessary for the purpose of effecting the Offer). Each of Pre-Conditions (3), (4), (5), (6), (7) and (8) may only be invoked by MediaRing when the circumstances which give rise to the right to invoke the relevant Pre-Condition are of material significance to MediaRing in the context of the Offer. In any event, each of Pre-Condition (2), (3), (4), (5), (6), (7) and (8) may only be invoked by MediaRing after prior consultation with the SIC.
Unless otherwise provided in this Appendix, capitalised terms used in this Appendix shall have the same meaning as defined in the main body of this Circular.

APPENDIX 3
ADDITIONAL INFORMATION ON THE PACNET GROUP
The information in this Appendix consists of extracts from the PacNet FY 2005 Financial Information and the PacNet Group’s Annual Report for the financial year ended 31 December 2004. Reference to page numbers have been changed to conform to the pagination of this Circular.
You should read the following selected extracts in conjunction with the PacNet FY 2005 Financial Information and the Annual Report for the financial year ended 31 December 2004.
For the purpose of this Appendix, “Company” refers to PacNet while “Group” refers to the PacNet Group.

I.	SELECTED EXTRACTS FROM PACNET FY 2005 FINANCIAL INFORMATION
Caution Concerning Forward-Looking Statements
Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:
•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.
These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. TheGroup assumes no obligation to update any such statements.

Management’s Discussion and Analysis for
The Quarter and Year Ended December 31, 2005
Basis of Presentation
The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.
In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.
1. Business Overview
PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. It provides integrated data, voice and video services to businesses and individuals across seven countries Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has a total customer base of 376,716.
PacNet’s primary service offerings include basic Internet access services through dial-up, broadband, leased lines and value-added services like VPN (virtual private network), managed security, hosting, international roaming, voice and collaboration services, email outsourcing and many others.
PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (“POP”) in seven countries. The Group’s systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.
We aspire to capitalize on the advantages from comprehensive regional network as well as derive synergy between domestic and overseas operations to execute our international strategy. We also aim to become a world-class Internet service provider in the telecom space, through continuous management system reforms in the areas of finance, operations, and customer services.
PacNet’s goal is to to be the leading Business Communications Service Provider recognized for delivering value and quality solutions beyond customer expectations and leverage on its regional presence by:
•	Value added services & differentiation: continue to foster the introduction of new content, value-added services such as VOIP, applications and devices that will increase demand for our broadband services and enrich the on-line experience of our customers;
•	Transition or reinvention towards converged IP services: visionary approach which keeps us firmly at the forefront of converged communications;
•	Strong regional connectivity solutions: persistent focus on an evolving comprehensive roadmap that helps us deliver stronger IP communications solutions to enterprises today and in the future;
Pacific Internet’s regional connectivity solutions include IP VPN (high performance Internet Protocol Virtual Private Network services) and global roaming services, which is a fully managed solution that supports unlimited solutions over IP.
•	Provision of a suite of secure access & managed network solutions to enterprises: integrated network security solutions comprising of managed firewall & virus and spam protections;
•	Customer delight: provide reliable customer experience and delight and work towards being the service provider of choice for domestic and international businesses throughout Asia and beyond;
•	Reinforce brand promise: seek to further align our branding strategy across our products and service regions and centralize our brand management functions to promote a unified brand image;
•	Focus on high growth areas: areas such as broadband, including gaining access to a variety of broadband infrastructures;
•	Regional integration: continue to integrate our operations & realize synergies exploiting our regional network coverage to provide one-stop service to regional corporate customers.
2. Discussion of Results of Operations
The Group ended 2005 with total net revenues of S$170.4 million (US$102.5 million), grew by 0.4% from last year or S$0.7 million (US$0.4 million).
Total net revenues for the quarter was S$45.5 million (US$27.3 million), representing year-on-year increase of 6.8% or S$2.9 million (US$1.7 million) and quarter-on-quarter increase of 9.6% or S$4.0 million (US$2.4 million).
The higher revenue was mainly contributed by the increase in value added services, broadband and lease line revenues offset by decline in dial up access and other revenues. Significant contribution was from the broadband business and increasingly value added services. This is mainly due to the migration of the dial-up customers to higher-speed access i.e. broadband and significant incremental revenue contribution during the quarter on account of T3’s acquisition (Details narrated in the segmental revenue analysis).
The Group achieved a full year profit of S$10.8 million (US$6.5 million).
Net Profit for the fourth quarter at S$4.3 million (US$2.6 million), grew by 23.3% year-on-year and 103.5% compared to last quarter. The strong quarter-on-quarter growth of approximately double the last quarter was mainly due to higher other income (Details narrated in Section 2.2.7 on other income) and effective cost management.
As of December 31,2005, the Group held cash and bank balances of S$59.6 million (US$35.8 million). Following is a detailed discussion on the quarter and year-end’s operating and financial performance:
2.1 Revenue & Segmental Revenue Analysis:
In this quarter, highest revenue growth is witnessed in value added services along with that in corporate business broadband and leased line services.
This trend particularly evident in Hong Kong and Australia with strong growth in the corporate subscriber base.

This is a result of the strong value proposition to businesses of higher speed broadband services at affordable prices. Revenue contribution on account of value added services has been significant as we focus on providing high-end value-added services to large companies, small and medium-sized enterprises, internationally oriented businesses and high-end residential communities.
Over the years, we have built a network infrastructure that enables us to target major cities, which have high demand and growth potential for telecommunications services.
To retain our existing customers and gain new customers, we intend to continue to enhance our network quality and customer service, strengthen our sales efforts through further customer segmentation and broaden our sales channels. To maximize revenue per customer, we intend to develop and roll out more value-added services and focus on cross-selling existing and new services to our existing customers.
2.1.1 Value-Added Services (“VAS”)
The Group currently provides a variety of VAS to cater to the increasing needs of today’s Internet-savvy customers. VAS includes global roaming, web hosting, anti-virus solutions, wireless access, data services, E-commerce and voice services etc.
Value-Added Services revenue at S$25.4 million (US$15.3 million) for the year, exhibited the highest growth amongst all revenue streams, representing growth of 38.1%, compared to last year. The year-on-year increase in revenue was mainly from other services such as wireless access and voice services.
For the quarter, revenue was S$9.8 million (US$5.9 million), registering a year-on-year and quarter-on-quarter growth of more than 100% (~110.5%) and 81.5% respectively. The result was primarily due to T3’s contribution from its voice revenue, which was accounted for from October 2005 onwards.
The Group ended the quarter with 23,956 subscribers, registering for value added services; with a phenomenal year-on-year and quarter-on-quarter growth of 78% and 56% respectively.
2.1.2 Broadband Access
Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line (“DSL”) technology in six countries Singapore, Hong Kong, Australia, the Philippines, Malaysia and Thailand .
Broadband access revenue for the year was S$84.6 million (US$50.9 million), accounting for the highest contribution at 49.7% of total revenues. Contribution of total revenues increased from 47.2% a year ago at S$80.1 million (US$48.2 million). Broadband access revenues for the year grew by 5.7% or S$4.5 million (US$2.7 million). Based on past trends, broadband remained to be a key revenue driver.
For the quarter, revenue was S$21.7 million (US$13.1 million), registering a year-on-year and quarter-on-quarter growth of 5.0% and 2.3% respectively.
The Group ended the quarter with 72,458 broadband subscribers, registering a year-on-year and quarter-on-quarter growth of 8% and 3% respectively; wherein the growth is more evident in the broadband corporate segment.
The following table summarizes the broadband customers by geography:

Broadband subscriber base	December	September	December	Net Growth (%)	Net Growth (%)
by geography	2005	2005	2004	(Q-o-Q)	(Y-o-Y)
Singapore	32,969	33,300	34,250	-1%	-4%
Malaysia	3	—	—	—	—
Hong Kong	15,784	15,720	14,910	0.4%	6%
Australia	23,076	20,690	17,160	12%	34%
Philippines	182	190	170	-4%	7%

Total for consolidated companies	72,014	69,900	66,490	3%	8%

Thailand **	444	450	340	-1%	31%

Total	72,458	70,350	66,830	3.0%	8.4%

** Results of India operations are equity accounted for.
2.1.3 Dial-up Access
Dial-up access revenue for the year was S$29.2 million (US$17.6 million), accounting for 17.2% of total revenues down from 22.8% a year ago at S$38.7 million (US$23.3 million). Dial up revenues for the year dropped by 24.4% or S$9.5 million (US$5.7 million). Dial-up revenues following a consistent downward trend reflects the continuing strategic shift from volume-based consumer business to higher margin corporate business.
For the quarter, revenue was S$6.3 million (US$3.8 million), registering a year-on-year and quarter-on-quarter decline of 26.3% and 12.0% respectively.

The Group ended the quarter with 278,513 dial-up subscribers, registering a year-on-year and quarter-on-quarter decline of 28% and 10% respectively; wherein the churn is more evident in the dial-up consumer segment. Moreover, the Group’s more Internet savvy dial-up customers continued to migrate to higher speed access i.e. broadband.
The following table summarizes the dial up customers by geography:

Dial-up subscriber base	December	September	December	Net Growth (%)	Net Growth (%)
by geography	2005	2005	2004	(Q-o-Q)	(Y-o-Y)
Singapore	97,219	107,900	123,020	-9.9%	-21.0%
Malaysia	4	10	10	-60.0%	-60.0%
Hong Kong	66,392	67,840	74,020	-2.1%	-10.3%
Australia	29,119	28,130	33,340	3.5%	-12.7%
Philippines	76,490	92,790	137,740	-17.6%	-44.5%

Total for consolidated companies	269,224	296,670	368,130	-9.3%	-26.9%

India **	840	860	1,040	-2.3%	-19.2%
Thailand **	8,449	10,570	19,790	-20.1%	-57.3%

Total	278,513	308,100	388,960	-9.6%	-28.4%

** Results of India and Thailand operations are equity accounted for.
Substantial increase in the corporate broadband subscribers during the period was witnessed in Australia. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings such as leased lines, and together with the increasing popularity of high-speed bandwidth multimedia applications, the Group expects demand for broadband services to continue on its upward trend.
2.1.4 Leased Line Access
Leased line services are dedicated high-speed connectivity internet services provided to corporate customers and include a wide array of Internet options that are customized solutions are per customers’ requirements.
Leased line access revenue for the year was S$22.0 million (US$13.2 million), representing growth of 4.5%, compared to last year. For the quarter, revenue was S$5.9 million (US$3.6 million), registering a year-on-year and quarter-on-quarter growth of 14.6% and 8.9% respectively.
In terms of revenue mix, leased line revenue has a healthy contribution of 12.9% of the Group’s revenue for the year.
The Group ended the quarter with 1,789 leased line subscribers, registering a year-on-year and quarter-on-quarter growth of 12% and 2% respectively.
The following table summarizes the leased line customers by geography:

Leased Line Subscriber Base	December	September	December	Net Growth (%)	Net Growth (%)
by geography	2005	2005	2004	(Q-o-Q)	(Y-o-Y)
Singapore	556	550	540	1%	3%
Malaysia	48	40	30	—	—
Hong Kong	200	200	210	0.0%	-5%
Australia	195	190	140	3%	39%
Philippines	183	190	190	-4%	-4%

Total for consolidated companies	1,182	1,170	1,110	1%	6%

India **	116	110	100	5%	16%
Thailand **	491	480	390	2%	26%

Total	1,789	1,760	1,600	1.6%	11.8%

** Results of India and Thailand operations are equity accounted for.
2.1.5 Commission revenue and other revenues
Commission revenue relates primarily to travel commission generated by the Group’s travel arm — Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore.
Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.
For this year, Safe2Travel earned total commission revenue of S$6.1 million (US$3.7 million). Commission revenue for the year witnessed a decrease of 6.3% as compared to last year.

Although the commission revenue is recorded net, Safe2Travel’s accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales. As of December 31, 2005, Safe2Travel’s accounts receivable and accounts payable were S$11.1 million (US$6.7 million) and S$3.9 million (US$2.3 million) respectively.
Commission revenue for the fourth quarter was S$1.2 million (US$0.7 million), representing a year-on-year and quarter-on-quarter decline of 29.0% and 27.5% respectively.
2.1.6 Other revenues
Other revenues include interconnect revenue, e-services revenue, online gaming revenue, network services and system integration revenues.
Other revenues for the year was at S$3.1 million (US$1.8 million), representing decline of 38.8%, compared to last year.
Other revenue for the fourth quarter was S$0.5 million (US$0.3 million), representing a year-on-year and quarter-on-quarter decline of 70.8% and 9.1% respectively.
2.2 Operating Costs and Expenses
2.2.1 Cost of Sales
The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group’s modem pool.
Compared to last year, cost of sales for the year at S$80.3 million (US$48.3 million) increased by 5.3% and gross margin for the year declined from 55.1% to 52.9%.
Cost of sales for the fourth quarter was S$22.7 million (US$13.6 million), representing a year-on-year and quarter-on-quarter increase of 16.2% and 17.2% respectively.
Gross margin for the quarter at 50.1% dropped from 54.1%, as compared to corresponding quarter last year. Gross margin for the quarter ended September 2005 was 53.3%.
This was mainly due to change in sales mix as a result of the Group’s more Internet savvy dial-up customers continue to migrate to higher-speed access i.e. broadband which gives a lower margin. Moreover, the acquisition of T3 saw a large increase in value added services revenue, in particular voice revenue but lower gross profit margin. This has also contributed to the decline in gross margin during the period.
2.2.2 Staff Costs
Staff costs (inclusive of stock-based compensation costs) for the year was S$50.2 million (US$30.2 million), an increase of 0.3%, compared to last year.
Staff costs before stock-based compensation costs for the year was S$50.3 million (US$30.3 million).
Staff costs for the quarter was S$13.6 million (US$8.2 million), representing an increase by S$1.7 million (US$1.0 million) or 14.4% when compared to the same quarter last year. Quarter-on-quarter, it increased by S$1.1 million (US$0.7 million) or 8.7%.
The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.
Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 (“EITF 00-23 Issue 31”). As of December 31, 2005, there are 1,125 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$1,700 (US$1,000) compared to a charge of S$31,000 (US$19,000) in the same quarter last year and a charge of S$3,000 (US$2,000) for the last quarter.
The Group for the year has recognized S$0.1 million (US$0.06 million) compared to last year S$0.8 million (US$0.5 million).
The stock-based compensation cost recognized by the Group for the quarter was a reversal of S$24,000 (US$15,000). The corresponding cost was a charge of S$60,000 (US$36,000) for the last quarter and a reversal of S$57,000 (US$35,000) for the same quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 30.0%, 30.3% and 27.8% for this quarter, last quarter and same quarter last year respectively. Revenue per employee for the fourth quarter was S$46,000 (US$27,000) and for the year was S$176,000 (US$106,000).
2.2.3 Sales and Marketing Expenses
Sales and marketing expenses for the year and quarter was S$4.9 million (US$2.9 million) and S$0.5 million (US$0.3 million) respectively.
Sales and marketing expenses witnessed a decrease of 11.2% over the last year. For the quarter, the expenses decreased by 51% as compared to the corresponding quarter last year. Quarter-on-quarter, they showed a decrease of 33.3%. This is in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses
2.2.4 Other General and Administrative Expenses
Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees.
Other General and Administrative expenses for the year and quarter were S$15.3 million (US$9.2 million) and S$3.4 million (US$2.0 million) respectively. These expenses witnessed a decrease of 1.3% over the last year.
For the quarter, the expenses decreased by 11.6% as compared to the corresponding quarter last year. Quarter-on-quarter, they showed a decrease of 20.0%. This variance is due to termination of certain third party professional and consultancy services during the period.
2.2.5 Depreciation and Amortization
Depreciation and amortization for the year was S$8.1 million (US$4.9 million), a year-on-year decline of 9.0%. The reduction is mainly due to lower depreciation charges due to more fully depreciated assets.
Depreciation and amortization for the fourth quarter and for the corresponding quarter last year, were at at S$2.2 million (US$1.30 million) and S$2.1 million (US$1.27 million). However, it increased by 11.2%, when compared to last quarter.
2.2.6 Allowance for Doubtful Accounts Receivables
For the year ended December 31, 2005, allowance for doubtful accounts receivables was at S$1.5 million (US$0.9 million), which rather reduced by 1.2%, which was a result of more effective credit management.
2.2.7 Other income / (expenses)
Other income/(expenses) comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain in foreign exchange revaluation, interest income earned and others.
Other income for the year was S$3.0 million (US$1.8 million), a year-on-year increase of S$2.5 million (US$1.5 million). The reasons of increase in “other income” are increase in profit from associates company and interest income.
Quarter-on-quarter, other income increased by S$1.2 million (US$0.7 million).
2.3 Net Income
The Group’s full year net income was S$10.8 million (US$6.5 million), a year-on-year increase of 6.8% or S$0.7 million (US$0.4 million). This remained stable over last year, despite a drop in overall margin over the same period from 55.1% to 52.9%.
Net Profit for the fourth quarter was S$4.3 million (US$2.6 million), representing a year-on-year and quarter-on-quarter increase of 23.2% and 103.5% respectively. Strong quarterly performance was primarily due to more efficient streamlining of cost centre allocation & management and significant improvement in the other income.
2.4 Liquidity and Capital Resources
As of December 31,2005, the Group held cash and bank balances of S$59.6 million (US$35.8 million). Total cash generated for the year was S$1.6 million (US$1.0 million).
For the year ended December 31,2005,operating activities generated cash of S$17.5 million (US$10.5 million). This was offset by the outflow of S$16.0 million (US$9.6 million) in investing activities, which were mainly on account of acquisition of fixed assets and intangible assets. Cash provided by financing activities amounted to S$0.09 million (US$0.05 million).
3. Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.
PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.
3.1 Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.
EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet’s revenue arrangements commencing on or after June 15, 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.
3.2 Network service costs
Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.
3.3 Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
3.4 Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.
Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.
3.5 Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.
3.6 Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.
4. Litigation and contingent liabilities
Except as mentioned below, the Company is not involved in any material pending legal proceedings.
On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.
The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.
On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004. On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing. On August 31, 2005, the Court resolved the open issues and entered an order of preliminary approval of the Settlement and set deadlines for mailing of the class notice, publication of the advertisements in various U.S. newspapers and for the class members to exclude themselves from the settlement and to file objections or comments on the settlement. The final fairness hearing for approval of the Settlement has been scheduled for April 24, 2006. Despite the preliminary approval, there can be no assurance that the Court will provide final approval of the Settlement.
The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have sought review of that decision.
The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.
The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.
The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.
Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:
•	projected capital expenditures, expansion plans and liquidity;

•	development and growth of additional revenue sources;

•	development and maintenance of profitable pricing programs; and

•	outcome of potential litigation.
These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited
Unaudited Consolidated Balance Sheets as of December 31, 2005
With Comparative Amounts from December 31, 2004

	31-Dec-04	31-Dec-05	31-Dec-05
	S$’000	S$’000	US$’000

Cash and bank balances	57,964	59,572	35,826
Accounts receivable — net	25,174	28,119	16,910
Other receivables	8,532	9,067	5,453
Inventories	341	377	227

Total current assets	92,011	97,135	58,416

Investments	34	392	236
Fixed assets and website development costs — net	17,860	18,040	10,849
Goodwill and intangible assets — net	28,767	36,402	21,892
Other non-current assets	5,752	9,772	5,877

Total non-current assets	52,413	64,606	38,854

TOTAL ASSETS	144,424	161,741	97,270

Bank borrowings	2,526	2,460	1,479
Accounts payable	9,858	11,226	6,751
Other payables	37,393	42,184	25,369
Current portion of capital lease obligations	470	317	191

Total current liabilities	50,247	56,187	33,790

Capital lease obligations, less current portion	524	297	179
Other non-current and deferred liabilities	1,554	1,765	1,061

Total non-current liabilities	2,078	2,062	1,240

Minority interest	1,480	1,820	1,095

Shareholders’ equity
Ordinary shares, S$2 par value	26,588	26,824	16,132
Additional paid-in capital and deferred compensation	97,566	97,939	58,900
Accumulated deficit and other comprehensive income	(33,535)	(23,091)	(13,887)

Total shareholders’ equity	90,619	101,672	61,145

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,424	161,741	97,270

Pacific Internet Limited
Unaudited Consolidated Statement of Operations
(In Singapore Dollars)

	Quarter ended			Year Ended Dec, 31
	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	S$’000	S$’000	S$’000	S$’000	S$’000

Revenues
Dial up access	7,140	8,527	6,281	38,708	29,247
Broadband access	21,215	20,682	21,707	80,104	84,646
Leased line access	5,433	5,160	5,915	21,038	21,978
Value added services	5,408	4,662	9,814	18,364	25,361
Commission revenues	1,700	1,734	1,232	6,537	6,122
Other revenues	581	1,811	528	5,008	3,063

Total net revenues	41,477	42,576	45,477	169,759	170,417

Operating costs and expenses
Cost of sales	19,349	19,524	22,682	76,243	80,263
Staff costs	12,522	11,893	13,607	50,016	50,170
Sales & marketing	811	1,105	541	5,467	4,855
Other general & administrative	4,217	3,816	3,373	15,515	15,311
Depreciation & amortization	1,950	2,117	2,169	8,899	8,100
Allowance for doubtful accounts receivable	401	230	326	1,506	1,488

Total operating expenses	39,250	38,685	42,698	157,646	160,187

Operating income	2,227	3,891	2,779	12,113	10,230

Other income (expenses)
Net interest income	247	142	375	286	1,012
Net gain (loss) on foreign currency	33	(145)	(288)	(425)	(66)
Gain (Loss) on disposal of fixed assets	(8)	(9)	11	(26)	(53)
Equity in gain of unconsolidated affiliates	100	168	397	306	669
Others	153	167	1,228	373	1,457

Total other income	525	323	1,723	514	3,019

Income before income taxes and minority interest	2,752	4,214	4,502	12,627	13,249
Provision for income taxes	(544)	(698)	(4)	(3,143)	(2,083)

	2,208	3,516	4,498	9,484	11,166

	Quarter ended			Year Ended Dec, 31
	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	S$’000	S$’000	S$’000	S$’000	S$’000

Minority interest in gain of consolidated subsidiaries	(103)	(39)	(209)	(97)	(342)

Income before extraordinary item	2,105	3,477	4,289	9,387	10,824
Cumulative effect adj — net of tax	—	—	(4)	—	(4)
Extraordinary item	—	—	—	743	—

Net income	2,105	3,477	4,285	10,130	10,820

Net income from continuing operations per share — basic	$0.1576	$0.2617	$0.3196	$0.7091	$0.8111

Net income per share — basic	$0.1576	$0.2617	$0.3196	$0.7652	$0.8111

Net income from continuing operations per share — diluted [1]	$0.1570	$0.2617	$0.3191	$0.6990	$0.8083

Net income per share — diluted [1]	$0.1570	$0.2617	$0.3191	$0.7543	$0.8083

Weighted average number of shares outstanding — basic	13,358,486	13,285,453	13,406,065	13,238,793	13,339,896

Weighted average number of shares outstanding — diluted [1]	13,406,045	13,285,453	13,425,525	13,429,615	13,384,706

1	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited
Unaudited Consolidated Statement of Operations
(In US Dollars)

	Quarter ended			Year Ended Dec, 31
	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	US$’000	US$’000	US$’000	US$’000	US$’000

Revenues
Dial up access	4,294	5,128	3,777	23,279	17,589
Broadband access	12,759	12,438	13,054	48,174	50,906
Leased line access	3,267	3,103	3,557	12,652	13,217
Value added services	3,252	2,804	5,902	11,044	15,252
Commission revenues	1,022	1,043	741	3,931	3,682
Other revenues	349	1,089	318	3,012	1,842

Total net revenues	24,943	25,605	27,349	102,092	102,488

Operating costs and expenses
Cost of sales	11,636	11,742	13,641	45,852	48,270
Staff costs	7,531	7,152	8,183	30,079	30,172
Sales & marketing	488	665	325	3,288	2,920
Other general & administrative	2,536	2,295	2,029	9,331	9,208
Depreciation & amortization	1,173	1,273	1,304	5,352	4,871
Allowance for doubtful accounts receivable	241	138	196	906	895

Total operating expenses	23,605	23,265	25,678	94,808	96,336

Operating income	1,338	2,340	1,671	7,284	6,152

Other income (expenses)
Net interest income	149	85	226	172	609
Net gain (loss) on foreign currency	20	(87)	(173)	(256)	(40)
Gain (Loss) on disposal of fixed assets	(5)	(5)	7	(16)	(32)
Equity in gain of unconsolidated affiliates	60	101	239	184	402
Others	92	100	739	224	876

Total other income	316	194	1,038	308	1,815

Income before income taxes and minority interest	1,654	2,534	2,709	7,592	7,967
Provision for income taxes	(327)	(420)	(2)	(1,890)	(1,253)

	1,327	2,114	2,707	5,702	6,714

	Quarter ended			Year Ended Dec, 31
	Sep 30, 2005	Dec 31, 2004	Dec 31, 2005	2004	2005
	US$’000	US$’000	US$’000	US$’000	US$’000

Minority interest in gain of consolidated subsidiaries	(62)	(23)	(126)	(58)	(206)

Income before extraordinary item	1,265	2,091	2,581	5,644	6,508
Cumulative effect adj — net of tax	—	—	(2)	—	(2)
Extraordinary item	—	—	—	447	—

Net income	1,265	2,091	2,579	6,091	6,506

Net income from continuing operations per share — basic	$0.0948	$0.1574	$0.1922	$0.4264	$0.4878

Net income per share — basic	$0.0948	$0.1574	$0.1922	$0.4602	$0.4878

Net income from continuing operations per share — diluted [1]	$0.0944	$0.1574	$0.1919	$0.4204	$0.4861

Net income per share — diluted [1]	$0.0944	$0.1574	$0.1919	$0.4536	$0.4861

Weighted average number of shares outstanding — basic	13,358,486	13,285,453	13,406,065	13,238,793	13,339,896

Weighted average number of shares outstanding — diluted [1]	13,406,045	13,285,453	13,425,525	13,429,615	13,384,706

1	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

2	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Dec 31, 2005, which was S$1.6628 to US$1.00.

Pacific Internet Limited
Unaudited Consolidated Statement of Cash Flows
for Year Ended December 31, 2005
With Comparative Amounts from December 31, 2004

	Year ended December 31,
	2004	2005	2005
	S$’000	S$’000	US$’000

OPERATING ACTIVITIES
Net income for the period	10,130	10,820	6,506
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	8,899	8,100	4,871
Loss on disposal of fixed assets	26	53	32
Fixed assets written off	21	4	2
Allowance for doubtful accounts receivable	1,506	1,488	895
Minority interest	97	342	206
Deferred income tax (benefit) provision	(123)	(292)	(176)
Amortization of deferred compensation	842	(46)	(28)
Equity in gain of unconsolidated affiliates	(306)	(669)	(402)
Extraordinary item	(743)	—	—
Changes in non-cash working capital items:
Accounts receivable	189	(4,434)	(2,666)
Prepaid expenses and other assets	820	(4,123)	(2,479)
Inventories	(1)	(36)	(21)
Accounts payable	(3,642)	1,368	823
Other payables / receivables	5,695	4,906	2,950

Cash provided by operating activities	23,410	17,481	10,513

INVESTING ACTIVITIES
Acquisition of fixed assets	(8,031)	(7,674)	(4,615)
Proceeds from sale of fixed assets	282	12	7
Purchase of intangible assets	(156)	(4,240)	(2,550)
Purchase of subsidiary	—	(4,063)	(2,443)
Investment in affiliates	—	—	—
Acquisition of minority interests	(300)	—	—
Loan to affiliates	—	—	—

Cash used in investing activities	(8,205)	(15,965)	(9,601)

FINANCING ACTIVITIES
Bank repayments	(118)	(66)	(40)
Capital lease obligations	(465)	(502)	(302)
Proceeds from issuance of ordinary shares	1,618	656	395

	Year ended December 31,
	2004	2005	2005
	S$’000	S$’000	US$’000

Cash provided by financing activities	1,035	88	53

Increase in cash and bank balances	16,240	1,604	965

Cash and bank balances at beginning of period	41,905	57,964	34,859

Effect of exchange rate changes on cash and bank balances	(181)	4	2

Cash and bank balances at end of period	57,964	59,572	35,826

NOTE :
Cash and Bank balances comprise of :
Cash and cash equivalents	57,964	58,421	35,134
Fixed deposit with maturity more than 90days	—	1,151	692

	57,964	59,572	35,826

II.	SELECTED EXTRACTS FROM PACNET GROUP’S ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004
(A) RISK FACTORS

Presented below are some of the risks that could affect the Group’s business. These factors should be considered in connection with any forward-looking statements and other risks described elsewhere in this Annual Report. The risks below are not comprehensive — some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the Group’s business, results of operations and financial condition.
Competition
The marketing and pricing decisions of the Group’s competitors strongly influence PacNet’s business. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, PacNet may be unable to retain existing or attract new customers or may be forced to reduce prices to keep existing customers.
PacNet may not be able to compete effectively against established competitors, which have, amongst others, greater financial, marketing, infrastructure and other resources. PacNet’s key competitors in the Internet access business are mainly major telecommunications carriers or affiliates of major telecommunications carriers and internet service providers in each country which PacNet has a presence. Amongst others, these competitors are SingNet Pte Ltd (“SingNet”), Starhub Cable Vision Ltd (“SCV”), and Starhub Internet Pte Ltd (“Starhub”) in Singapore, Telstra Corporation Limited (“Telstra”) and Optus in Australia, Pacific Century CyberWorks Limited (“PCCW”), NTT Communications Limited (“HKNet”) and CITIC Pacific (“CPC Net”) in Hong Kong, Philippine Long Distance Telephone Company (“PLDT”), Tri-Isys Inc. and Globe Telecom, Inc (“Globe Telecom”) in the Philippines, Internet Thailand Public Limited Company and Samart Corporation Public Limited Company in Thailand, TM Net Sdn. Bhd. in Malaysia and Videsh Sanchar Nigam Limited (“VSNL”) in India. In addition, as PacNet is not affiliated with any major telecommunications carrier, its major competitors or affiliates of its major competitors are often also suppliers of upstream telecommunications services on which PacNet’s services are dependent. Accordingly, PacNet is vulnerable to pricing pressures as well as any anti-competitive measures which may be undertaken by such suppliers.
Political and Economic
The Group currently operates in Singapore, Hong Kong, the Philippines, Australia, Malaysia, Thailand and India. As such, any economic decline or deterioration in the economic condition or political instability in any of these countries could adversely affect the Group’s results of operations.
Currency Fluctuations
The Group transacts business mainly in Singapore dollars for its Singapore operations. In addition, a substantial portion of the Group’s revenue is collected in foreign currencies such as Hong Kong dollars, Australian dollars, the Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. As a result, any significant depreciation in these currencies relative to the Singapore dollar could adversely affect the value of the Group’s accounts receivable and could have a material adverse effect on our results of operations. There can be no assurance that the Group’s financial position or results of operations will not be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in markets that the Group conducts its business. For further details, see “Item 5A. Results of Operations — Foreign Exchange Transactions”.
Also see “Item 3A. Selected Financial Data — Exchange Rate Information” on risks relating to currency fluctuation between Singapore dollars and United States dollars.

Potential Fluctuations in Quarterly Results
The Group’s quarterly results depend on many factors that affect the revenues, expenses and cash flows, including internal operational and strategic factors as well as external economic and market factors. Due to all the various factors that may affect the operating results, the operating results may fluctuate significantly in the future and hence, it is likely that in some future quarters, the Group’s operating results or growth rate will be below the expectations of public market analysts and investors. In such event, the price of the shares will likely be materially adversely affected. See “Item 5A. Results of Operations — Potential Fluctuations in Quarterly Results” for further details.
Government Regulations and Licenses
The Group’s operations in seven countries are subject to various regulations governing providers of telecommunications services. See “Item 5A. Results of Operations — Government Regulations” for further details.
The Group cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition or results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition, could adversely affect the Group’s business, financial condition or results of operations.
Operating Licenses and Other Regulatory Conditions
The Group is subject to significant government regulation and licensing requirements in each of the countries in which the Group operates.
Singapore

On April 1, 2000, the Company was awarded a Facilities-Based Operator (“FBO”) Licence by the InfoComm Development Authority of Singapore (“IDA”), which supersedes the Internet Access Service Provider Licence (the “IASP Licence”) previously held by the Company. On January 1, 2004, the Company transferred the FBO Licence to a wholly owned subsidiary, PIC with the approval of IDA. With effect from January 1, 2004, the Company was awarded a Services-Based Operator (“SBO”) Licence by the IDA. On July 12, 2004, PI Services was also awarded a SBO (Individual) Licence by the IDA to provide international simple resale services. See “Item 5A. Results of Operations- Government Regulations”.

As licensees under the Telecommunications Act, Cap 323 (“the Act”), the Company, PIC and PI Services are obliged to abide by the Act, the Code of Practice for Competition in the Provision of Telecommunication Services (“the 2005 Code”) issued by the IDA, effective March 4, 2005 and other regulations, licences or codes of practice issued by the IDA.

Hong Kong

The Group also holds an ISP license issued by the Hong Kong Office of the Telecommunications Authority to operate as an Internet service provider (“ISP”) in Hong Kong. This license is issued on an annual basis, and is due for renewal every September. In August 2004, the Group was also issued with a Fixed Carrier Licence (External Telecommunications) which is renewable annually.

The Philippines

The Group’s Certificate of Registration as an ISP in the Philippines was issued by the National Telecommunications Commission in the Philippines, and is due for renewal on January 26, 2007. In addition, the Group obtained a 25-year franchise from the Philippines government on January 5, 2001 to establish, operate and maintain basic and enhanced telecommunications services in the Philippines.

Thailand

In Thailand, the Group is licensed to operate as an ISP, by way of an agreement between the Group’s associated company in Thailand and the CAT Telecom Public Company Limited (formerly, the Communications Authority of Thailand). This agreement expires on October 30, 2006.

India

The Group’s operations in India are conducted under a 15-year license issued by the Department of Telecommunications of India, and will expire in 2014.

Malaysia

In Malaysia, the Group has been registered as an Applications Service Provider Class Licensee with the Malaysian Communications and Multimedia Commission since December 13, 2001. As the registration of this licence is only valid for one year, fresh registrations must be submitted annually.
The failure or inability of the Group to comply with or perform any of the conditions of the above licenses, franchises, agreements or certificates, or any revocation, non-renewal or unfavourable amendment of the conditions of the same may have a material adverse effect on the business, financial condition and results of the operations of the Group.
Liquidity and Capital Resources
The Group believes that its existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to satisfy its operating and capital requirements through 2005.
PIC has an outstanding commitment to the IDA of S$0.8 million (US$0.5 million) for the period 2004 to 2005. PIC has fulfilled its capital commitment of S$0.6 million (US$0.4 million) for 2004. PIC’s remaining capital commitment stands at S$0.2 million (US$0.1 million) to be fulfilled by December 31, 2005 and secured by a performance bond of S$0.01 million (US$6,000). See “Item 3D. Risk Factors — Operating Licenses and Other Regulatory Conditions” below. The Group expects that these expenditures will be funded primarily from its cash balances and to the extent that such cash flows are not sufficient, through bank borrowings or capital leases. However, there can be no assurance that funding will be available to the Group on a timely basis or at all, or on terms acceptable to it. Any inability to raise funds may prevent the Group from implementing its plans or may require the Company to modify or abandon some or all of its plans and may have an adverse effect on its operations.
Management of Growth
The growth of the Group’s operations has placed, and may continue to place a significant strain on its operational, administrative and financial resources and increased demands on its systems and controls. As such, the Group needs to implement additional operational and administrative systems, hire additional personnel and upgrade its networking, operating and financial control systems. To the extent the Group is unable to manage its growth, the results of operations, financial condition and cash flow of the Group could be adversely affected.

Failure of Systems
The success of the Group is highly dependent on its ability to develop, maintain and enhance the long term reliability of its network connections and associated security systems. Thus, the Group needs to continually expand and adapt its network infrastructure to cater to the needs of its customers. As such, the Group is likely to use substantial financial, operational and management resources to expand, maintain and enhance its Internet network infrastructure and associated security systems. In the event the Group is unable to expand and enhance its network infrastructure, capacity and security systems in a timely basis to meet the customers’ changing requirements or evolving industry standards, this could adversely affect the operations and systems of the Group.
The Group is primarily responsible for physical protection of its network infrastructure. However, because the Group leases its capacity from telecommunications carriers, reliance is placed on these companies for physical repair and maintenance of the leased capacities. In the event of natural disasters, power failures, telecommunications failures or other unanticipated failures, the Group’s network infrastructure may cause interruptions in the services provided to our customers. These interruptions could reduce the Group’s revenues and have a material adverse effect on its business, financial condition and results of operations. The Group presently does not carry any natural disaster and consequential business interruption insurance to compensate the Group for such losses that may occur except for the Company, PIAU, PIHK, PII, PI Services and Safe2Travel, who have such insurance coverage, subject to exclusion lists in the insurance policies.
Reliance on Telecommunications and Other Service Providers
The Group operates predominately in seven countries. It relies extensively on regional and local telecommunications carriers as well as other service companies in these countries to provide data communications capacity across the various mediums. Any disruption in these telecommunication services would result in a disruption in the services provided by the Group. As such, the Group may or may not be able to fully guarantee the uptime of its services.
The Group also depends on suppliers of various hardware components. Some of the components used in providing its services may be acquired from one or more sources. If these suppliers fail to supply components and products in a timely manner and in the quantities as well as at the quality levels the Group requires, the Group may experience significant difficulty in providing its services to its customers. In such instances, the brand name and services provided by the Group may be affected adversely.
Control by Founding Shareholders
As of May 15, 2005, SembCorp Ventures Pte Ltd (“SembVentures”) owns 28.8% of the Company’s outstanding Shares and MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte Ltd) (“MediaCorp Investments”) owns 1.3% of the Company’s outstanding Shares. Together, these founding shareholders own 30.1% of the Company’s Shares and have the ability to indirectly control the Group and may direct its affairs and business. SembVentures is 100% owned by SembCorp Industries Ltd (“SembCorp Industries”), which indirectly owns all of SembVentures interest in the Group. Temasek Holdings (Private) Limited (“Temasek”), the primary investment arm of the Singapore government, has direct and indirect holdings in both SembCorp Industries and MediaCorp Investments. As a result Temasek owns indirectly 30.1% of the Company’s outstanding Shares.
On March 18, 2005, SembVentures entered into an agreement with Kingsville Capital Limited (“Kingsville”) for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

In the event that the transaction is completed, SembVentures and Temasek will no longer be shareholders in the Company. Upon completion of the transaction, Kingsville will own 28.80% of the Company’s outstanding shares and may have the ability to indirectly control the Group and direct its affairs and business.
Conflicts of Interest Between the Company and Its Controlling Shareholders
As of May 15, 2005, Temasek, which has the ability to indirectly control the Company, is also the ultimate majority shareholder of the Company’s two principal competitors in Singapore. In addition, Temasek’s effective interest in the Company could potentially affect the Company’s operations, including its expansion plans into other countries or markets. For example, its ability to operate and expand successfully in markets outside Singapore may be adversely affected if the Company’s target customers, government agencies or business partners in those countries believe that Temasek’s indirect control over the Company will prevent the Company from providing its services in a manner consistent with that foreign country’s national interests. In addition, the Company pays an annual management fee to SembCorp Industries for various management and administrative services provided. See “Item 7B. Related Party Transactions — Management fees charged by holding companies” for further details.
On March 18, 2005, SembVentures entered into an agreement with Kingsville for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.
Changes in the Internet Industry
The Group’s present and proposed products and services are designed for Internet users. The Internet industry is a rapidly evolving industry. It is susceptible to rapidly changing technologies, evolving industry standards, frequent product and service innovations and uncertain levels of demand. The Internet industry is also subject to skepticism regarding consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use, amongst others.
The Group’s future success depends upon its ability to exploit leading technologies effectively and continuously enhance its in-house technical expertise so as to provide innovative and superior services that meets the discerning needs of its customers. If the Group is unable to successfully exploit these opportunities, its ability to develop and introduce new services to market in a timely manner may be compromised, thus weakening its competitive appeal against existing and/or future competitors and new markets. Keeping up with technological advances will be expensive, and it is possible the Group will lack the necessary resources to do so.
The Group also faces the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by telephone lines. In the future, Internet services may be more readily accessible by other medium such as third generation mobile phones or become deliverable predominantly through other means such as wireless transmission. The Group may have to develop new technology or modify its existing technology to accommodate these developments. Its pursuit of these technological advances, whether directly through internal development or by licensing arrangements, may require substantial resources which may affect the Group’s results of operations and financial condition.

To compete successfully, the Group also depends on the continued compatibility of the Group’s services with hardware and software offered by various vendors. It is unclear whether any Asia-Pacific or international industry standards will be established or whether the Group will be able to conform to these new standards in a timely and competitive manner. The introduction of new products or services and any change in industry standards could affect the sale of existing products or services. This could reduce the Group’s revenues, adversely affecting its business, financial condition and results of operations. Failure to anticipate these prevailing standards could have a material adverse effect on the Group’s business and results of operations. In addition, services or technologies developed by others could render the Group’s services or technology uncompetitive or obsolete.
Viruses and Other Security Breaches
Despite the implementation of security measures, the Group’s network infrastructure is vulnerable to computer viruses or similar disruptive problems caused by its subscribers or other Internet users. Computer viruses or problems caused by third parties could lead to interruptions, delays or termination of service to its subscribers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the Group’s computer systems or those of its subscribers. This may cause losses to the Group or its subscribers or deter potential customers from subscribing to its services. Inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems — commonly known as “cracking” or “hacking.” Fixing problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or termination of the Group’s services, which could result in lost revenues and disgruntled subscribers. To the extent the Group stores and transmits proprietary information such as credit card numbers, computer viruses or security breaches could damage its reputation and expose the Group to possible liability. The Group does not carry “errors and omissions” or other insurance covering losses or liability caused by computer viruses or security breaches.
Dependence on Key Personnel
The Group’s success depends significantly on the continued efforts of the Group’s senior management team and its personnel. The loss of the service of one or more key personnel could have a material adverse effect on the Group. The Group does not maintain “key man” life insurance policies. The Group believes that its future success will depend in large part upon its ability to attract and retain additional high caliber personnel. Competition for such personnel is intense. There can be no assurance that the Group will be successful in attracting and retaining the personnel it requires and that the existing senior management team will remain employed by the Group.
Liability of Information Disseminated Through the Group’s Network
The laws relating to the liability of Internet access providers and on-line services companies for information carried on or disseminated through their networks are evolving rapidly. The Group could therefore be subjected to lawsuits that seek to impose liability on the Group as it carries or disseminate information. These could include claims under the censorship laws of Singapore. Although no such claims have been asserted against the Group to date, they are possible, and if asserted, may be successful. Furthermore, although the Group has attempted to limit its liability by the terms of its standard service agreement, it is unclear whether its efforts to do so would be successful in the event of any litigation or other claim against the Group. As the laws in this area develop, the potential imposition of liability upon the Group for information carried on and disseminated through its network could require the Group to take measures to reduce its exposure to such liability. These measures may be expensive and may require the discontinuation of various products or services. Any costs that are incurred in defending against asserted claims or paid to satisfy successful claims could materially adversely affect its business, financial condition and results of operations.

Intellectual Property
Although the Group believes that its success is more dependent upon its technical, marketing and customer service expertise than its proprietary rights, the Group relies on a combination of trademark and contractual restrictions to establish and protect its technology. See “Item 5C. Research and Development, Patents and Licences, etc — Proprietary Rights” for further details.
The laws of the countries in which the Group currently operates or may in the future operate may treat the protection of proprietary rights differently from, and may not protect the Group’s proprietary rights to the same extent as do, laws in the US.
The Group may from time to time licence or use proprietary rights of third party providers for its operation. To the extent possible, the Group seeks assurance from such third party providers that they have proper authority to use or licence such proprietary rights. However, any infringement of any proprietary rights or other rights belonging to other parties arising from the Group’s licence or use of third party proprietary rights may adversely affect the Group’s business, financial condition or operations.
Material Litigation
The Company is involved in the IPO Allocation Suit more particularly described in Item 8A. See “Item 8A. Consolidated Statements And Other Financial Information — Other Information” for further details. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operations of the Company in the period in which the lawsuit is resolved.
Ability to Maintain Profitability
In 2001, the Group incurred a net loss of S$15.0 million, but the Group managed to turnaround in 2002 and has continued to maintain its profitability since then. In 2004, the Group achieved full year net income of S$10.1 million (US$6.2 million), a marked improvement from a year ago. Although the Group has continued to remain profitable in the first quarter of 2005, its ability to maintain profitability may be affected if it is unable to successfully address the risks and uncertainties faced, which in particular are: —
■	The Group’s inability to quantify the impact of stock-based compensation cost for certain employee stock options due to variable accounting on the Group’s net income, until the end of each quarter. Depending on the closing stock price at the end of each quarter, this cost may have a positive or negative impact on the Group’s net income.

■	Significant price competition in the existing markets where the Group operates may reduce its operating margins, resulting in a net loss or lower net income.

■	Increased expenses resulting from leasing of additional capacity may adversely affect the Group’s cost structure.

■	Losses incurred by the Group’s operations in Malaysia and India may adversely affect the Group’s performance.

■	Any deterioration or lack of improvement in the economy in the Asia Pacific region could negatively affect the Group’s revenues.

■	Under Statement of Financial Accounting Standards (“SFAS”) 142 — Goodwill and Other Intangible Assets, if the book value of the Group’s goodwill exceeds its fair value, an impairment loss will be recognized, which may adversely affect the Group’s financial performance and its ability to maintain profitability.

Volatility of Share Prices
Pacific Internet’s share price may fluctuate in response to a number of events and factors such as quarterly variations in operating results, announcements of new services or pricing options by the Group or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and share price performance of other companies that investors may deem comparable, news report relating to trends in Internet and IT industry and announcements by the Group or its competitors of significant acquisitions, changes in laws in the countries which the Group operates, strategic partnerships, joint ventures or capital commitments.
In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Pacific Internet’s share, regardless of the Group’s performance.
Certain Anti-takeover Provisions May Affect the Company’s Share Prices
Certain provisions of the Singapore Companies Act (Chapter 50) and the Singapore Code on Take-overs and Mergers (the “Take-over Code”) may delay, deter or prevent a future takeover or change in control of the Company. Anyone acquiring whether by a series of transactions over a period of time or not, shares (either on his own or together with parties acting in concert with him) carrying 30% or more of the Company’s voting rights must extend a takeover offer for the remaining voting shares. A person holding between 30% and 50% of the Company’s voting rights (either on his own or together with parties acting in concert with him) must also make a takeover offer if that person acquires additional shares carrying more than 1% of the Company’s voting rights in any six-month period. The takeover offer required must comply with the rules for mandatory offers under the Take-over Code. These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of the Company. Such provisions could limit the price that investors may be willing to pay for the shares of the Company.
Payment of Dividends in the Foreseeable Future
The Group does not anticipate paying cash dividends in the foreseeable future.
Possibility of Divestment By Major Shareholder
SembCorp Industries, the holding company of SembVentures, which is in turn the major shareholder of the Company, had previously announced its intention to seek a strategic investor to bring further value to the Group, and may divest all or a substantial part of its stake in the Company in that process. The Company believes that SembCorp Industries continues to actively consider such a divestment. The possible divestment, and the identity and future plans of the strategic investor or investors, could materially affect the business and operations of the Group and the market price of the shares of the Company.
On March 18, 2005, SembVentures entered into an agreement with Kingsville for the sale of its entire shareholding in the Company to Kingsville. Completion of the sale was subject to approval by IDA. On May 12, 2005, IDA granted approval for the proposed acquisition of SembVentures entire shareholding in the Company by Kingsville. As of May 15, 2005, the transaction is pending completion between SembVentures and Kingsville and the Company cannot assure you that the transaction will be completed.

(B) GROUP’S STRATEGY

The Group’s goal is to be the trusted brand for Internet communications services in the Asia Pacific region. The Group believes that, as the Internet market in the Asia-Pacific region grows, the critical competitive factors will be market leadership and access to a substantial subscriber base for Internet access service across geographic markets in the Asia-Pacific region. Market leadership and a substantial Internet access subscriber base will then form the foundation for value-added services. The Group believes that it is well positioned to be an Internet Communications Service Provider, from providing essential Internet access and voice and video services to becoming a one-stop service to businesses for their Internet-related requirements across the region.
The Group will continue to focus on the following strategies to grow its business:
■	Focus on broadband services. The Group will continue to focus on growing broadband business in markets that are ready to adopt broadband access while defending its narrowband business. The Group will also target its existing narrowband subscriber base to migrate upwards to its broadband access plans. In markets that are not ready to adopt broadband access, the Group will continue to grow its narrowband subscriber base. The Group’s broadband strategy is to offer the widest range of high-speed access services, be it DSL, cable or wireless. Across the countries, the Group has wholesale broadband arrangements with the leading telecommunications providers. This strategy is heavily dependent on the telecommunications regulatory framework in each market providing open access to different infrastructure for broadband access service providers.

■	Grow the corporate business segment. The Group has successfully created a competitive differentiator against competing telcos in this segment by using its neutral position to its advantage. PacNet is able to offer reliable and secured Internet connectivity to customers by combining multiple lines from different telcos with security solutions from leading security service providers. Telcos are unlikely to purchase lines from another competing telco. Regional corporate business is also a specific area that the Group plans to expand by leveraging corporate clients that are common across the countries that the Group operates in. The Group targets multinational corporations and small-and-medium businesses with regional presence by offering regional connectivity as a one-stop reliable service provider.

■	Expand the regional businesses. The Group plans to grow the regional businesses outside Singapore to achieve leadership in each of the markets it operates in. Besides the existing countries, the Group plans to explore new markets in the Asia Pacific region and leverage the reach of international carriers to further extend its regional coverage.

■	Introduce innovative services and solutions. Besides Internet access, the Group will continue to innovate to develop new services and solutions such as Voice over Internet Protocol (“VoIP”) and other collaboration services including video and audio conferencing to create greater value for its customers. This is an important strategy for the Group in its drive to become an Internet Communications Services provider. The aim is to help businesses and individuals improve communications and do it cost effectively and securely through their investments made in data connections.

■	Leverage partnerships. The Group plans to seek partnerships to accelerate its plan to expand its existing markets and to enter new markets. It will use its regional presence to its advantage by being a fulfillment partner for global telecom players. The Group will continue to invest in these international partnerships as well as forging local partnerships in vertical markets e.g. finance, travel and logistics, among others. This will allow the Group to penetrate specific verticals and deepen its relationship with customers through its partners.

The Group’s priority is to build a regional business that delivers strong and consistent financials and a brand that is trusted by stakeholders. A key part of this goal is to anchor its business in the corporate segment, which comprises the large enterprises and the small-and-medium sized businesses. The Group aims to create more value for these customers by leveraging its Internet Communications Service Provider (ICSP) position to deliver a comprehensive suite of Internet protocol-based communications services beyond access.
The Group identified several strategic differentiators in its ICSP positioning which further sets PacNet apart from other corporate service providers: 1) Secured Internet Services which involves an integration of security solutions with the Group’s Internet offerings; 2) Regional Network Services which leverages its regional geographic coverage to service customers and partners beyond domestic boundaries; and 3) Wireless Services.
In the area of wireless, the Group is actively pursuing wireless initiatives to position PacNet as a wireless leader. PacNet’s current business is based on the model of reselling telcos’ infrastructural services and it continues to explore alternatives such as wireless to reduce its dependency on telcos for the “last mile”. Wireless will not only allow the Group to have better control on the quality of service but also to provide infrastructural services to our customers at a much lower cost. In Singapore, the Company, through its subsidiary PIC, has secured a total of 30MHz of frequency spectrum in the 2.5GHz band from the IDA in May 2005 which will allow the Company to deploy wireless broadband and fixed wireless services nationwide in Singapore.

Consolidated Balance Sheets
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)
ASSETS

		December 31,
		2003	2004	2004
	Note	S$	S$	US$
Current assets:
Cash and cash equivalents		$41,905	$57,964	$35,519
Accounts receivable, net of allowance for doubtful accounts of S$3,680 and S$3,143 (US$1,926) at December 31, 2003 and 2004, respectively		26,869	25,174	15,426
Receivables from related parties	6	4,123	4,413	2,704
Inventories		340	341	209
Prepaid expenses and other current assets	7	3,356	2,651	1,624
Loan receivable	13	—	—	—
Deferred income taxes	20	1,620	1,468	900

Total current assets		78,213	92,011	56,382

Non-current assets:
Investments in unconsolidated subsidiary and affiliates	8	2	2	1
Long term investments	9	35	32	20
Fixed assets — net	10	18,742	17,860	10,944
Intangible assets	11	805	561	344
Goodwill	12	28,903	28,206	17,284
Loan receivable from unconsolidated affiliates	14	5,081	4,957	3,038
Deposits and other assets		377	262	160
Deferred income taxes	20	582	533	327

Total non-current assets		54,527	52,413	32,118

Total assets		$132,740	$144,424	$88,500

See accompanying notes

Consolidated Balance Sheets (continued)
(Singapore and U.S. Dollar Amounts in Thousands, except Share Data)
LIABILITIES AND SHAREHOLDERS’ EQUITY

		December 31,
		2003	2004	2004
	Note	S$	S$	US$
Current liabilities:
Bank borrowings	15,16	$2,644	$2,526	$1,548
Accounts payable		13,500	9,858	6,041
Payables to related parties	17	1,078	951	583
Accrued expenses and other liabilities	18	24,990	26,553	16,271
Deferred income	19	2,279	5,594	3,428
Current portion of capital lease obligations with unrelated parties	22	453	470	288
Income tax payable		4,154	4,295	2,632

Total current liabilities		49,098	50,247	30,791

Non-current liabilities:
Capital lease obligations with unrelated parties, less current portion	22	704	524	321
Deferred income taxes	20	1,878	1,554	952
Total non-current liabilities		2,582	2,078	1,273

Commitments	22

Minority interest		3,085	1,480	907

Shareholders’ equity
Ordinary shares, S$2 par value; authorized 25,000,000 shares, issued and outstanding 13,034,691 and 13,294,178 shares at December 31, 2003 and 2004, respectively		26,069	26,588	16,293
Additional paid-in capital		95,733	97,636	59,829
Accumulated other comprehensive income		1,312	1,366	837
Accumulated deficit		(45,031)	(34,901)	(21,387)
Deferred compensation		(108)	(70)	(43)

Total shareholders’ equity		77,975	90,619	55,529

Total liabilities and shareholders’ equity		$132,740	$144,424	$88,500

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		December 31,
		2002	2003	2004	2004
	Note	S$	S$	S$	US$
Revenues
Dial-up access		$58,421	$47,792	$38,708	$23,719
Broadband access		41,635	66,918	80,104	49,086
Leased line access		25,818	22,934	21,038	12,892
Value-added services		13,012	16,044	18,364	11,253
Commission revenue		9,043	6,808	6,537	4,006
Other(1)		9,101	6,997	5,008	3,069

		157,030	167,493	169,759	104,025

Operating costs and expenses
Cost of sales		64,648	73,866	76,243	46,721
Selling, general and administrative expenses(2)	4	69,490	72,702	70,998	43,506
Depreciation		10,610	9,612	8,519	5,220
Amortization of intangible assets		1,587	1,021	380	233
Allowance for doubtful accounts receivable	23	2,639	2,079	1,506	923

Total operating expenses		148,974	159,280	157,646	96,603

Operating income		8,056	8,213	12,113	7,422
Other income (expense)
Interest income		414	367	427	262
Interest expense(3)		(705)	(251)	(141)	(87)
Gain on disposal of quoted investment		—	69	—	—
Equity in (loss) gain of unconsolidated affiliates		(1,738)	(244)	306	187
Foreign exchange (loss) gain		(695)	549	(425)	(260)
Others	5	919	317	347	213

Total other (expenses) income		(1,805)	807	514	315

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income (continued)
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		December 31,
		2002	2003	2004	2004
	Note	S$	S$	S$	US$
Income before income taxes and minority interest		6,251	9,020	12,627	7,737
Provision for income taxes	20	(4,199)	(3,650)	(3,143)	(1,926)

		2,052	5,370	9,484	5,811

Minority interest in loss (gain) of consolidated subsidiaries		838	(325)	(97)	(59)
Cumulative effect adjustment — net of tax	21	—	(220)	—	—

Net income before extraordinary item		2,890	4,825	9,387	5,752
Extraordinary item — net of tax of S$nil (US$nil)	33	—	—	743	455

		2,890	4,825	10,130	6,207

Other comprehensive income
Foreign currency translation		766	3,516	54	33
Unrealized (loss) gain (net of income tax of S$7 in 2003 and S$16 in 2002) in available-for-sale securities		(50)	22	—	—

Comprehensive income		$3,606	$8,363	$10,184	$6,240

See accompanying notes

Consolidated Statements of Operations and Comprehensive Income (continued)
(Singapore and U.S. Dollar Amounts in Thousands, except Share and Per Share Data)

		December 31,
		2002	2003	2004	2004
	Note	S$	S$	S$	US$
Net income per share:
Basic — before extraordinary item and accounting change		$0.23	$0.39	$0.71	$0.43
Cumulative effect adjustment		—	(0.02)	—	—
Extraordinary item		—	—	0.06	0.04

Basic — after extraordinary item and accounting change		$0.23	$0.37	$0.77	$0.47

Diluted — before extraordinary item and accounting change		$0.23	$0.38	$0.69	$0.42
Cumulative effect adjustment		—	(0.02)	—	—
Extraordinary item		—	—	0.06	0.04

Diluted — after extraordinary item and accounting change		$0.23	$0.36	$0.75	$0.46

Weighted average number of ordinary shares outstanding:
Basic		12,815,066	12,985,036	13,238,793	13,238,793

Diluted		12,815,066	13,249,096	13,429,615	13,429,615

(1) Includes sales to:
— former intermediate parent company		74	172	45	28
— affiliated companies		986	590	626	384

(2) Includes management fee paid and payable to:
— former immediate parent company and	4,26	120	—	—	—
former intermediate parent company

(3) Includes interest paid to affiliated company		429	27	—	—
See accompanying notes

Consolidated Statements of Cash Flows
(Singapore and U.S. Dollar Amounts in Thousands)

	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Cash flows from operating activities:
Net income	$2,890	$4,825	$10,130	$6,207
Adjustment to reconcile net cash provided by (used in) operating activities:
Equity in loss (gain) of unconsolidated affiliates	1,738	244	(306)	(187)
Allowance for doubtful accounts receivable	2,639	2,079	1,506	923
Depreciation	10,610	9,612	8,519	5,220
Amortization of intangible assets	1,587	1,021	380	233
Minority interest	(838)	325	97	59
Provision (Credit) for deferred income taxes	473	(860)	(123)	(75)
Realized gain on disposal of quoted investment	—	(69)	—	—
(Gain) loss on disposal of fixed assets	(34)	53	26	16
Write-off of fixed assets	215	26	21	13
Amortization of deferred compensation	394	2,375	842	516
Cumulative effect adjustment — net of tax	—	220	—	—
Extraordinary item	—	—	(743)	(455)
Changes in operating assets and liabilities, net of effects from business acquisition and dispositions:
Accounts receivable, net	1,200	111	189	116
Balances with related parties	(1,560)	(5,706)	(111)	(68)
Inventories, net	(318)	142	(1)	(1)
Prepaid expenses and other assets	958	87	820	503
Accounts payable	1,827	770	(3,642)	(2,232)
Other payables	(106)	552	2,350	1,440
Deferred income	(96)	16	3,315	2,031
Income tax payable	1,112	968	141	86

Net cash provided by operating activities	22,691	16,791	23,410	14,345

See accompanying notes

Consolidated Statements of Cash Flows (continued)
(Singapore and U.S. Dollar Amounts in Thousands)

	December 31,
	2002	2003	2004	2004
	S$	S$	S$	US$
Cash flows from investing activities:
Acquisition of fixed assets	(5,516)	(5,735)	(8,031)	(4,921)
Investment in an unconsolidated subsidiary	—	(429)	—	—
Acquisition of minority interest	—	—	(300)	(184)
Proceeds from disposal of fixed assets	246	153	282	173
Purchase of short term investment	(250)	—	—	—
Proceeds from disposal of short term investment	—	250	—	—
Purchase of quoted equity investment	—	(63)	—	—
Proceeds from disposal of quoted equity investment	—	299	—	—
Purchase of intangible assets	(165)	(570)	(156)	(96)
Loan to affiliates	(220)	(94)	—	—

Net cash used in investing activities	(5,905)	(6,189)	(8,205)	(5,028)

Cash flows from financing activities:
Proceeds from bank borrowings	947	—	14	9
Repayment of bank borrowings	(1,631)	(605)	(132)	(81)
Repayment of capital lease obligations	(780)	(840)	(465)	(285)
Repayment of loan from affiliates	(4,050)	(4,250)	—	—
Proceeds from issuance of ordinary shares	—	1,329	1,618	991

Net cash (used in) provided by financing activities	(5,514)	(4,366)	1,035	634

Net increase in cash and cash equivalents	11,272	6,236	16,240	9,951

Cash and cash equivalents at beginning of year	24,001	35,179	41,905	25,679

Effect of exchange rate changes on cash and cash equivalents	(94)	490	(181)	(111)

Cash and cash equivalents at end of year	$35,179	$41,905	$57,964	$35,519

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$683	$242	$134	$82
Cash paid for income taxes	2,649	3,012	3,261	1,998
See accompanying notes

APPENDIX 4
MATERIAL CONTRACTS
The dates of, parties to and general nature of the material contracts (not being contracts entered into in the ordinary course of business) entered into by the Company and its subsidiaries during the 2 years preceding the date of this Circular, and the amount of any consideration received or paid by the Company or any of its subsidiaries, are as follows:—
1.	Partnership Agreement between the Company and Sok Channda dated 23 February 2005 relating to a 40% investment by MediaRing in (Cambodia) Data Communication Ltd;

2.	Placement Agreement between the Company and Venture One Finance Limited dated 26 August 2005 for the placement of 150,330,214 new ordinary shares in the capital of MediaRing to Venture One Finance Limited; and

3.	Sale and Purchase Agreement between the Company and PT Weson Mitra Utama, PT Berdikari Lintas Utama and Accufix Technology dated 13 December 2005, as supplemented on 13 December 2005 and 22 February 2006, relating to the sale and purchase by the Company of 95% of the shares in PT Atlasat Solusindo.

MEDIARING LTD
(Incorporated in the Republic of Singapore)
(Company Registration No. 199304568R)
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of MediaRing Ltd (the “Company”) will be held at Singapore Post Centre, 10 Eunos Road 8, #05-30, The Pavilion (Theatrette), Singapore 408600 on 26 April 2006 at 3.30 p.m. (or as soon as practicable after the conclusion of the Extraordinary General Meeting to be held at the same place and on the same day at 3.00 p.m.) for the purpose of considering and, if thought fit, passing with or without modifications the following resolution:
AS ORDINARY RESOLUTIONS
RESOLUTION 1: THE OFFER AND PACNET ACQUISITIONS
(1)	THAT, subject to the prior approval of the IDA being obtained in connection with the acquisition of PacNet Shares (as may be necessary):
(a)	the Offer (as defined in and particulars of which are provided in the circular (the “Circular”) to shareholders of the Company (the “Shareholders”) dated 10 April 2006) be and is hereby approved and the Directors be and are hereby authorised to make and implement the Offer on the terms and conditions set out in the Pre-Conditional Offer Announcement (as defined in the Circular) or on the terms and conditions of any revised or extended Offer as the Directors may approve;

(b)	the compulsory acquisition of the Offer Shares (as defined in the Circular) not acquired by the Company pursuant to the Offer, in the event that the Company is entitled to exercise its right of compulsory acquisition under Section 215 of the Companies Act; and/or

(c)	the acquisition by the Company of PacNet Shares (as defined in the Circular) otherwise than pursuant to the proposed Offer, before or after the offer period in respect of the proposed Offer, in such manner (including, without limitation, on-market or off-market acquisitions) and on such terms and conditions as the Directors may deem fit (the “PacNet Acquisitions”), be and are hereby approved, ratified and affirmed, and the Directors be and are hereby authorised to enter into any of the PacNet Acquisitions on such terms and conditions as they may deem fit, and
(2)	the Directors and each of them be and is hereby authorised to complete and to do all such acts and things (including, without limitation, to sign, seal, execute and deliver all such documents and deeds, and to approve any amendment, alteration or modification to any document) as they or he/she may consider desirable, expedient or necessary in connection with the Offer and/or any PacNet Acquisitions (or the transactions contemplated thereby or to give effect to the above Resolution (including waiving, extending or revising any of the terms and conditions (including the revision of the offer price) of the Offer).
RESOLUTION 2: THE PROPOSED RIGHTS ISSUE
THAT, contingent upon the approval of the Singapore Exchange Securities Trading Limited (the "SGX-ST”) for the listing and quotation of the Rights Shares (as hereinafter defined), such approval being subject to any conditions as may be prescribed by the SGX-ST, and the approval of any other relevant authority in Singapore, the renounceable non-underwritten rights issue (the “Rights Issue”) of a maximum of 245,620,591 new ordinary shares in the capital of the Company (“Rights Shares”), assuming all Exercisable Share Options (as defined in the Circular) have been exercised and all relevant shares issued pursuant to such exercise, be and is hereby approved and the Directors be and are hereby authorised to provisionally allot and issue such number of Rights Shares as the Directors may determine, subject to a maximum of 245,620,591 Rights Shares, by way of a renounceable Rights Issue at the issue price of S$0.16 for each Rights Share, on the basis of one (1) Rights Share for every four (4) ordinary shares held by Shareholders as at a date and time to be determined by the Directors (the “Books Closure Date”), or otherwise on such terms and conditions as the Directors may determine, including, if the Directors think fit, the following terms:—
(a)	that the provisional allotments of the Rights Shares shall be made on a renounceable basis to Shareholders whose names appear in the Register of Members of the Company or the records of The Central Depository (Pte) Limited (“CDP”) at the Books Closure Date with registered addresses in Singapore or who have, at least five (5) Market Days prior to the Books Closure Date, provided to the CDP or the Company, as the case may be, addresses in Singapore for the service of notices or documents;

(b)	no provisional allotment of the Rights Shares shall be made in favour of Shareholders with registered addresses outside Singapore as at the Books Closure Date or who have not, at least five (5) Market Days prior thereto, provided the CDP or the Company, as the case may be, with addresses in Singapore for the service of notices and documents (“Foreign Shareholders”);

(c)	that the entitlements to the Rights Shares which would otherwise accrue to Foreign Shareholders shall be disposed of by the Company in such manner and on such terms and conditions as the Directors deem fit for the purpose of renouncing the rights entitlements relating thereto to purchasers thereof and to pool and thereafter distribute the proceeds, if any, thereof (after deducting all expenses) proportionately among such Foreign Shareholders in accordance with their respective shareholdings as at the Books Closure Date provided that if the amount to be distributed to any single Foreign Shareholder is less than S$10.00, such amount shall instead be retained for the sole benefit of the Company;

(d)	any fractional entitlements disregarded in accordance with the terms of the Rights Issue and/or any Rights Shares not taken up may be aggregated and allotted and issued to satisfy excess applications for the Rights Shares or otherwise to such persons as the Directors may think fit or otherwise disposed of or dealt with in such manner as the Directors may think fit in the interests of the Company; and

(e)	the Rights Shares when issued and fully paid up will rank pari passu in all respects with the then existing ordinary shares in the capital of the Company for any dividends, rights, allotments or other distribution, the record date for which falls on or after the date of issue of the Rights Shares, and the Directors be and are hereby authorised to take such steps, make such amendments to the terms of the Rights Issue and the abovementioned terms and conditions, do all such acts and things and exercise such discretion as the Directors may in their absolute discretion deem fit, advisable or necessary in connection with all or any of the above matters.

By Order of the Board

Yvonne Lau Yee Wan
Dorothy Ho
Company Secretaries
10 April 2006
Singapore

Note:
A member of the Company is entitled to appoint a proxy to attend the Extraordinary General Meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 750A, Chai Chee Road #05-01, Technopark@Chai Chee, Singapore 469001 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

MEDIARING LTD
(Incorporated in the Republic of Singapore)
(Company Registration No. 199304568R)
PROXY FORM —
EXTRAORDINARY GENERAL MEETING

IMPORTANT
1.
For investors who have used their CPF monies to buy MediaRing Ltd shares, this Circular to MediaRing Shareholders is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used on purported to be used by them.

*I/We

of
being *a Shareholder/Shareholders of MediaRing Ltd (the “Company”), hereby appoint

		NRIC /	Proportion of
		Passport	Shareholding
Name	Address	Number	No. of Shares %

*and/or

as *my/our *proxy/proxies to attend and vote for *me/us on *my/our behalf at the Extraordinary General Meeting of the Company to be held at Singapore Post Centre, 10 Eunos Road 8, #05-30, The Pavilion (Theatrette), Singapore 408600 on 26 April 2006 at 3.30 p.m. (or as soon as practicable after the conclusion of the Extraordinary General Meeting to be held at the same place and on the same day at 3.00 p.m.) and at any adjournment thereof.
(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the *proxy/proxies may vote or abstain as *he/they may think fit as *he/they will on any other matter arising at the EGM.)

ORDINARY RESOLUTIONS	FOR	AGAINST

(1) To approve the Offer and PacNet Acquisitions

(2) To approve the Rights Issue

Signed this __________day of ___________________2006.

Total Number of Shares held

Signature(s) of Shareholder(s) or Common Seal
IMPORTANT:— Please read Notes printed on the reverse.
* Delete as appropriate

Notes:
1.	A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. Such proxy need not be a Shareholder.

2.	Where a Shareholder appoints two proxies, he shall specify the proportion of his shareholding to be represented by each proxy and, if no percentage is specified, the first named proxy shall be deemed to represent 100 per cent. of the shareholding and the second named proxy shall be deemed to be an alternate to the first named.

3.	This instrument appointing a proxy or proxies must be signed by the appointor or his duly authorised attorney. Where this instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney or a duly authorised officer.

4.	A Shareholder which is a body corporate may also appoint an authorised representative or representatives in accordance with Section 179 of the Companies Act, Cap. 50, to attend and vote for and on behalf of such body corporate.

5.	Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50), you should insert that number of shares. If you have shares registered in your name in the Register of Shareholders of the Company, you should insert that number of shares. If you have shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders, you should insert the aggregate number of shares. If no number is inserted, this instrument appointing a proxy or proxies will be deemed to relate to all the shares held by you.

6.	This instrument appointing a proxy or proxies, duly executed, must be deposited at the registered office of the Company at 750A Chai Chee Road, #05-01 Technopark @ Chai Chee, Singapore 469001 not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

7.	Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.
General
The Company shall be entitled to reject this instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on this instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose shares are deposited with The Central Depository (Pte) Limited (“CDP”), the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Extraordinary General Meeting as certified by CDP to the Company.